

03058771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 1-14522

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: May 13, 2003

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

Attached is a copy of the 2002 Annual Report of Open Joint Stock Company "Vimpel-Communications" (the "Company"). The Company intends to post the attached 2002 Annual Report on its website on May 13, 2003 and distribute it to the Company's shareholders by June 6, 2003.



ANNUAL REPORT
ГОДОВОЙ ОТЧЕТ

VimpelCom 2002 ВымпелКом



Francisco de Goya y Lucientes
Don Manuel Osorio Manrique de Zuciga
(1784–1792), possibly 1790s
Франческо Гойя
Дон Мануэль Осорио Манрике де Зучига
(1784–1792), около 1790-х



Vincent van Gogh
Self-Portrait in Saint-Remy. September, 1889
Винсент Ван Гог
Автопортрет в Сен-Реми. 1890



Henri Matisse
A Young Woman with Tulips
(Portrait of Jeanne Vaderin). 1910
Анри Матисс
Девушка с тюльпанами.
Портрет Жанны Вадерин. 1910



Amedeo Modigliani
Portrait of Jeanne Hebuterne. 1918
Амедео Модильяни
Портрет Жанны Убетерн. 1918



Kazimir Malevich
Haymaking. 1927-29
Каземир Малевич
Сенокос. 1927-29



Pablo Picasso
Marie-Therese Walter. 1937
Пабло Пикассо
Мария Тереза Уолтер. 1937

Contents
Содержание



Company Profile
Информация о компании

• VimpelCom is a leading provider of wireless telecommunications services in Russia, operating under the «Bee Line» brand, which is one of the most recognized brand names in Russia. The Group's license portfolio covers approximately 92% of Russia's population (134 million people)*, including Moscow and St. Petersburg.

VimpelCom has always been a pioneer in wireless telecommunications in Russia and is a market leader in offering the latest in voice communications technology and data services, including wireless «infotainment» services, location-based services, mobile portal and wireless Internet access through «BeeOnLine». The Company provides GPRS (General Packet Radio Services) with per byte billing and GPRS roaming capabilities.

At the end of 2002, VimpelCom's total subscriber base was approximately 5.15 million, with approximately 3.71 million subscribers in the Moscow license area and 1.44 million subscribers in the regions outside Moscow. Growth outside of Moscow has been particularly strong and at the end of the first quarter of 2003, VimpelCom had approximately 3.93 million subscribers in Moscow and 2.22 million subscribers outside Moscow, a total of 6.15 million.

Since its listing on the NYSE, VimpelCom has been the leader in corporate governance and transparency in Russia, being ranked many times number one in corporate governance by various independent institutions and organizations.

VimpelCom was the first Russian company to list its shares on the NYSE in November 1996. VimpelCom's ADSs are listed on the NYSE under the symbol «VIP». VimpelCom was also the first Russian company to issue U.S. SEC-registered convertible notes in July 2000. VimpelCom's convertible notes are listed on the NYSE under the symbol «VIP 05».

* – According to current official statistics: Goskomstat, April 2003

• ВымпелКом является ведущим оператором сотовой связи в России, предоставляющим свои услуги под торговой маркой «Би Лайн», одной из наиболее известных торговых марок в России. Лицензии на предоставление услуг сотовой связи группы компаний ВымпелКом охватывают территорию, на которой проживает около 92% населения России (134 миллиона человек)*, включая Москву и Санкт-Петербург.

С самого начала своей деятельности ВымпелКом был пионером в области беспроводной связи в России. В настоящее время Компания является лидером рынка в области внедрения новейших технологий голосовой связи, передачи данных и информационных услуг, включая предоставление справочной и развлекательной информации, услуг, связанных с определением местонахождения абонента, беспроводного доступа к сети Интернет и других услуг, предоставляемых через мобильный портал «БиОнЛайн». Компания обеспечивает услуги GPRS (General Packet Radio Services) с по-байтной тарификацией, а также предоставляет GPRS-роуминг.

В конце 2002 года общая абонентская база ВымпелКома насчитывала приблизительно 5,15 миллиона абонентов; из них около 3,71 миллиона проживало в Москве и Московской области и около 1,44 миллиона – в остальных регионах России. Рост абонентской базы, особенно в регионах, продолжается, и в конце первого квартала 2003 года ВымпелКом имел приблизительно 3,93 миллиона абонентов в Москве и Московской области и 2,22 миллиона за пределами Московского региона.

С момента выхода на Нью-Йоркскую фондовую биржу ВымпелКом занимает ведущее положение среди компаний России в отношении корпоративного управления и предоставления информации о деятельности Компании. В связи с этим различные независимые институты и организации многократно присуждали ему звание лидера в корпоративном управлении.

ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи (NYSE) в ноябре 1996 года. Акции Компании котируются на NYSE под символом «VIP». Кроме того, ВымпелКом первой из российских компаний в июле 2000 года выпустил конвертируемые облигации, зарегистрированные Комиссией по ценным бумагам и биржам США. Конвертируемые облигации ВымпелКома котируются на NYSE под символом «VIP 05».

* – В соответствии с последними опубликованными статистическими данными: Госкомстат, апрель 2003 г.


52%
42%
5%
1%
MTS
Other

Market share in Moscow

Доли рынка в Москве


1000
800
600
400
200
0
779.6
427.9
285.7
2002
2001
2000

Total operating revenues
US$ in millions in US GAAP

Общие операционные доходы
в млн. долларов США в стандарте
ГААП (США)

Financial Highlights

(In thousands of US dollars, except per share (ADS) amounts)

(US GAAP)	2002	2001	2000
Operating Results			
Total operating revenues	779,644	427,896	285,673
Net operating revenues (1)	768,496	422,602	274,136
Operating income (loss)	224,792	87,150	(74,496)
% net operating revenues	29.3%	20.6%	(27.2%)
Net income (loss)	US$ 129,552	US$ 47,301	US$ (77,801)
% net operating revenues	16.9%	11.2%	(28.4%)
Net income (loss) per common share	US$ 3.41	US$ 1.41	US$ (2.57)
Net income (loss) per ADS equivalent (2)	US$ 2.56	US$ 1.06	US$ (1.93)

Consolidated Balance Sheet Data
(In thousands of US dollars)

	2002	2001	2000
Cash, cash equivalents and short-term investments	US$ 263,657	US$ 145,092	US$ 152,691
Working capital (deficit)	69,582	52,146	122,270
Property and equipment, net	957,602	535,405	356,666
Intangible assets, net	144,115	70,926	79,649
Total assets	US$ 1,692,744	US$ 925,806	US$ 700,315
Total debt including current portion	650,580	277,673	222,764
Total liabilities	1,030,081	417,685	331,692
Total shareholders' equity	662,663	508,121	368,623

Statistics

	2002	2001	2000
End of period subscribers			
Moscow license area	3,712,700	1,911,200	780,100
The regions	1,440,400	200,300	53,500
Total subscribers	5,153,100	2,111,500	833,600
Employees (3)	4,990	3,174	1,619
Market share – Moscow license area (4)	52%	46%	39%
Market share – Russia (5)	28%	n/a	n/a

1. Net operating revenues after deduction of revenue based taxes.
2. Net income (loss) per common share has been adjusted by a factor of 1.33 to determine net income (loss) per ADS equivalent, as each ADS is equivalent to three-quarters of one share of common stock.
3. VimpelCom and its principal subsidiaries.
4. Based on the Company's estimates of active subscribers on its networks and independent estimates of active subscribers on the networks of the other wireless telecommunications providers in the Moscow license area.
5. Source: www.sotovik.ru, January 4, 2003

Основные финансовые показатели

(В тысячах долларов США, кроме расчетов на акцию (АДА))

ГААП (США)	2002	2001	2000
Результаты операционной деятельности			
Общий операционный доход	779 644	427 896	285 673
Чистые операционные доходы (1)	768 496	422 602	274 136
Операционная прибыль (операционный убыток)	224 792	87 150	(74 496)
% с чистого операционного дохода	29.3%	20.6%	(27.2%)
Чистая прибыль (убыток)	US$ 129 552	US$ 47 301	US$ (77 801)
% с чистого операционного дохода	16.9%	11.2%	(28.4%)
Чистая прибыль (убыток) на обыкновенную акцию	US$ 3.41	US$ 1.41	US$ (2.57)
Чистая прибыль (убыток) на эквивалент АДА (2)	US$ 2.56	US$ 1.06	US$ (1.93)

Данные консолидированного баланса
(в тысячах долларов США)

	2002	2001	2000
Денежные средства, их эквиваленты и краткосрочные финансовые вложения	US$ 263 657	US$ 145 092	US$ 152 691
Оборотные средства (дефицит)	69 582	52 146	122 270
Основные средства, нетто	957 602	535 405	356 666
Нематериальные активы, нетто	144 115	70 926	79 649
Общая сумма активов	US$ 1 692 744	US$ 925 806	US$ 700 315
Общая задолженность, включая задолженность за текущий период	650 580	277 673	222 764
Общая сумма обязательств	1 030 081	417 685	331 692
Собственный капитал	662 663	508 121	368 623

Статистические данные

	2002	2001	2000
Количество абонентов в конце года			
Московская лицензионная территория	3 712 700	1 911 200	780 100
Регионы	1 440 400	200 300	53 500
Итого абонентов	5 153 100	2 111 500	833 600
Количество сотрудников (3)	4 990	3 174	1 619
Доля рынка – Московская лицензионная территория (4)	52%	46%	39%
Доля рынка – Россия (5)	28%	-	-

1. Чистый операционный доход после вычета налогов на доходы.
2. Чистая прибыль (убыток) на обыкновенную акцию был разделен на величину 1,33 для определения чистой прибыли (убытка) на американскую депозитарную акцию (АДА), так как одна американская депозитарная акция эквивалентна трем четвертям одной обыкновенной акции.
3. ВымпелКом и его основные дочерние предприятия.
4. Данные основаны на оценке Компанией количества активных абонентов ВымпелКома и независимых оценках количества активных абонентов других операторов сотовой связи на Московской лицензионной территории.
5. Источник: www.sotovik.ru, 4 января 2003 года.


100
80
60
40
20
0
42.4%
27.4%
13.3%
2002
2001
2000

Moscow license area cellular penetration

Проникновение на рынок сотовой связи в Москве и Московской области


5 mln
4 mln
3 mln
2 mln
1 mln
0
3,712,700
1,911,200
780,100
2002
2001
2000

Subscriber growth in Moscow

Рост числа абонентов в Москве



Letter to Shareholders

Dear Shareholders:

2002 was, in every respect, the most rewarding year for VimpelCom. On the wave of our success in 2001, the Company continued intensive growth and expansion, exceeding market expectations. For the year 2002, VimpelCom reported net operating revenues of $768.5 million, an 81.8% increase from 2001; operating income of $224.8 million, a 157.9% increase from 2001; and net income of $129.6 million, a 173.9% increase from 2001. In 2002, the Company generated approximately $221.7 million operating cash flows, our balance sheet was strong with a debt-to-equity ratio at 0.98.

VimpelCom's subscriber base growth was also significant. During 2002, we increased our subscriber base by almost 2.5 times, from 2.11 million to 5.15 million. In February 2002, we regained the leadership position in Moscow in terms of total number of subscribers. At the end of 2002, we served approximately 3.71 million subscribers in the Moscow license area, corresponding to a market share of approximately 51.6%. In comparison, as of December 31, 2001, we served approximately 1.91 million subscribers, corresponding to a market share of approximately 46.5% in the Moscow license area. Even greater progress was achieved outside of Moscow. In the beginning of 2002, we operated in 16 regions outside of Moscow, serving approximately 200,300 subscribers. At the end of 2002, we operated in 38 regions and served approximately 1.44 million subscribers, a 619.1% year-on-year growth. This was the highest rate of growth in the Russian regions of any major cellular operator.

The success of our national expansion strategy has become increasingly important as the regions have become the principal area of growth in the cellular market of Russia. The penetration rate in the Moscow license area is approaching 50%, while the cellular penetration rate outside of Moscow at the end of 2002 was approximately 8% and independent research estimates it will triple within the next three to four years, representing approximately 20 million new subscribers in the regions. In anticipation of this, VimpelCom has significantly strengthened its position in the regions and created a powerful platform for further growth. In 2002, we added two GSM super-regional operating licenses to our license portfolio: for the Northwest super-region, which includes the city of St. Petersburg, in September 2002, and for the Ural super-region in December 2002. With these licenses, our license portfolio covers 134 million people or 92% of Russia's population.

The two basic premises of our national expansion strategy are (i) to build a unified network across Russia with the same business processes and solutions for network operation and control, IT, marketing, distribution, customer service and billing; and (ii) to employ primarily organic «greenfield» growth augmented by selective acquisitions. This approach allows us to build upon our Moscow achievements and experience nationwide, utilize economies of scale and maintain the manageability of operations in the very expansive territory of Russia.

The Company continues to be in a phase of rapid growth and therefore, requires substantial investments. In 2002, VimpelCom's total capital investments were approximately $578.3 million, with $509.1 million of capital expenditures for purchase of property and equipment and $69.2 million of acquisitions of new entities. Capital expenditures for the Moscow license area in 2002 were approximately $241.9 million. To finance its activities, VimpelCom placed $250 million of 10.45% 3-year bonds in April 2002. An important milestone in our national development was the $175.5 million investment in VimpelCom-Region, made in November 2002 jointly in equal parts by VimpelCom and each of its two strategic partners, Telenor of Norway and Alfa Group of Russia. This investment was made in accordance with the decisions taken at the Annual General Meeting of VimpelCom's shareholders in May 2002 and the Extraordinary General Meeting in July 2001. In addition, VimpelCom-Region entered into a $70 million credit facility with Sberbank of Russia in December 2002.

The economic situation in Russia continues to improve due to the prudent government policy of reform and healthy prices for oil, gas and other traditional Russian export products. This, combined with political stability creates favorable circumstances for growth. We are determined to use this opportunity in 2003 and beyond and will concentrate on maintaining our leading position in Moscow and achieving rapid growth nationwide. We expect to encounter stronger competition in 2003 than ever before, but we will continue to focus on our competitive advantages in terms of quality of products and services, customer care and distribution systems, as well as product innovation. With the support of our powerful strategic partners and proven management team, we are confident that VimpelCom will successfully implement its plans and bring more value to its shareholders.

Jo Lunder
Chief Executive Officer



Augie K. Fabela II
Co-Founder and Chairman Emeritus



Письмо к акционерам

Уважаемые акционеры:

2002 год стал для ВымпелКома самым успешным годом в его истории. На волне успехов, достигнутых в 2001 году, Компания продолжала интенсивно расти и расширяться, а результаты ее деятельности превысили все прогнозы и ожидания рынка. По данным на конец 2002 года ВымпелКом имел чистую операционную выручку в размере $768,5 миллиона, что на 81,8% выше аналогичного показателя за 2001 год; операционная прибыль составила $224,8 миллиона – на 157,9% выше, чем в 2001 году; а чистая прибыль составила $129,6 миллиона, увеличившись на 173,9% по сравнению с 2001 годом. В 2002 году Компания получила приблизительно $221,7 миллиона денежных средств от операционной деятельности, показатели балансового отчета были высокими, а отношение заемных средств к собственному капиталу равнялось 0,98.

Значительно выросла абонентская база ВымпелКома. В течение 2002 года число абонентов увеличилось почти в 2,5 раза: от 2,11 миллиона до 5,15 миллиона. В феврале 2002 года мы вернули себе лидирующее положение в Москве по количеству абонентов. К концу 2002 года мы обслуживали около 3,71 миллиона абонентов на Московской лицензионной территории, что составляло долю рынка приблизительно в 51,6%. Для сравнения, на 31 декабря 2001 года мы имели приблизительно 1,91 миллиона абонентов, что соответствовало примерно 46,5% доли рынка на Московской лицензионной территории. За пределами Москвы успех был еще более значительным. В начале 2002 года мы работали в 16 регионах, обслуживая примерно 200 300 абонентов. В конце 2002 года мы осуществляли свою деятельность уже в 38 регионах и обслуживали около 1,44 миллиона абонентов, что составило рост на 619,1% по сравнению с предыдущим годом. Это был самый высокий показатель роста среди крупных сотовых операторов России.

Успех нашей стратегии национальной экспансии представляется особенно важным, поскольку регионы быстро становятся основным резервом роста масштабов сотовой связи в России. Уровень проникновения на Московской лицензионной территории приближается к 50%, в то время как за пределами Москвы этот показатель составил приблизительно 8% на конец 2002 года. Согласно оценкам независимых экспертов, уровень проникновения сотовой связи в регионах утроится в течение ближайших трех-четырех лет, что даст приблизительно 20 миллионов новых абонентов. С учетом такой тенденции ВымпелКом значительно укрепил свои позиции в регионах и создал мощную базу для будущего роста. В 2002 году мы приобрели дополнительно две лицензии на ведение операторской деятельности в стандарте GSM в укрупненных регионах: в сентябре 2002 года на Северо-Западный укрупненный регион, включая город Санкт-Петербург, и на Уральский регион в декабре 2002 года. С ними наши лицензии охватывают 134 миллиона человек или около 92% населения России.

Наша стратегия национальной экспансии базируется на двух ключевых элементах: 1) сеть сотовой связи строится как единая общенациональная сеть, использующая унифицированные решения в отношении инсталляции, эксплуатации и контроля работы сети, биллинга и информационных технологий, маркетинга, системы сбыта и абонентской службы; и 2) развитие в регионах осуществляется в основном путем построения новых и расширения действующих сетей, а приобретение уже существующих операторов носит вспомогательный характер. Такой подход позволяет использовать в масштабах России достижения и опыт, приобретенные в Московском регионе, построить хорошо управляемую сеть на обширной территории России и извлечь максимальную выгоду от экономии за счет увеличения масштабов деятельности.

В настоящее время Компания находится на этапе стремительного роста и, следовательно, нуждается в значительных инвестициях. В 2002 году общий объем капиталовложений в ВымпелКом составил приблизительно $578,3 миллиона, при этом $509,1 миллиона капитальных затрат были направлены на закупку оборудования, а $69.2 миллиона пошли на приобретение новых компаний. Капиталовложения на Московской лицензионной территории в 2002 году составили приблизительно $241,9 миллиона. Для финансирования своей деятельности в апреле 2002 года ВымпелКом разместил облигации трехлетнего 10,45% займа на сумму $250 миллионов. Важной вехой в развитии наших региональных проектов стали инвестиции в размере $175,5 миллиона в компанию Вымпелком-Регион, которые были сделаны в ноябре 2002 года равными частями ВымпелКомом и его двумя стратегическими партнерами, норвежским Теленором и российской Альфа-Групп. Эти инвестиции были сделаны в соответствии с решениями, принятыми на Годовом общем собрании акционеров ВымпелКома в мае 2002 года и на Внеочередном общем собрании в июле 2001 года. Кроме того, в декабре 2002 года компания Вымпелком-Регион заключила кредитное соглашение со Сбербанком на сумму в $70 миллионов.

Экономическая ситуация в России продолжает улучшаться благодаря взвешенным реформам, проводимым правительством, и высоким ценам на нефть, газ и другие традиционные продукты российского экспорта. Такое положение, в сочетании с политической стабильностью, создает благоприятные условия для дальнейшего роста. Мы полны решимости использовать эту возможность в 2003 году и сконцентрируем усилия на сохранении нашего лидирующего положения в Москве и на стремительном развитии бизнеса в регионах. В условиях дальнейшего роста конкуренции Компания рассчитывает на такие преимущества как высокое качество наших продуктов и услуг, абонентского обслуживания и системы сбыта, а также лидерство в области разработки и внедрения новых продуктов. Мы уверены, что при поддержке наших стратегических партнеров компания ВымпелКом успешно реализует свои планы и увеличит ценность Компании для ее акционеров.

Джо Лундер
Генеральный директор



Оги К. Фабела II
Соучредитель и Почетный Председатель Совета директоров





Russian Economy: Growth Continues
Экономика России: рост продолжается

• 2002 was a difficult year for the world economy. After the terrorist attacks of September 11, 2001, the economic situation in America, the European Union and Japan was characterized by a lack of confidence on the part of investors and consumers which resulted in slowdowns and recessions in some of the world's largest economies. In addition, uncovered fraud in corporate reporting in America further decreased investor confidence. The situation was exacerbated by the mounting tension which would, in 2003, result in a war in Iraq.

This situation did not affect the Russian economy negatively. Rather, it had a stimulating effect as the expectation of war in Iraq pushed the 2002 oil prices to the highest levels since 1991. This, combined with the government's ongoing efforts to create a favorable business environment, has allowed Russia to experience further growth in 2002. GDP increased by 4.3%, Central bank reserves grew from $36.6 billion in 2001 to $47.8 billion, real wages increased by more than 25%, while inflation was down from 18.6% in 2001 to 15.1%.

These encouraging results of 2002 were also reflected in the telecommunications industry, which grew by 40% in terms of revenue. Substantial improvements were made in the area of corporate governance and protection of shareholder rights in 2002. For instance, an amended law on joint stock companies was adopted, which made Russian legislation in many respects similar to that of the countries with developed market economies. It increased the confidence of foreign investors, which was manifested recently in a $6.75 billion BP–TNK oil deal, the biggest investment agreement ever made in Russia.

• 2002 год был трудным годом для мировой экономики. После атаки террористов 11 сентября 2001 года экономическая ситуация в Америке, Европейском Союзе и Японии характеризовалась отсутствием уверенности со стороны инвесторов и потребителей, что привело к спаду и рецессии в ряде крупнейших мировых экономик. Скандалы, связанные с фальсификацией финансовой отчетности рядом крупных американских корпораций, также не способствовали улучшению положения на финансовых рынках. Ситуация усугубилась эскалацией напряжения вокруг Ирака, которое в 2003 году привело к войне.

Однако эта ситуация не имела негативных последствий для экономики России. Скорее, она стимулировала российскую экономику, так как ожидания, связанные с войной в Ираке, привели к росту цен на нефть до самого высокого уровня после 1991 года. Эти обстоятельства, в сочетании с продолжающимися усилиями правительства по созданию благоприятных условий для развития бизнеса, способствовали продолжению роста экономики в России в 2002 году. ВВП возрос на 4,3%, резервы Центрального банка РФ увеличились с $36,6 миллиардов в 2001 году до $47,8 миллиардов, реальная зарплата увеличилась более чем на 25%, одновременно с этим инфляция снизилась с 18,6% в 2001 году до 15,1%.

Эти впечатляющие результаты 2002 года нашли отражение в телекоммуникационной отрасли, которая по объему продаж выросла на 40%. Значительные улучшения были достигнуты в области корпоративного управления и защиты прав акционеров. Дополнения, внесенные в закон об акционерных обществах, приблизили российское законодательство к законодательству развитых стран с рыночной экономикой. В результате возросло доверие иностранных инвесторов, что продемонстрировала сделка на $6,75 миллиардов между «Би Пи» и ТНК, которая явилась самым крупным инвестиционным соглашением, когда-либо заключенным в России.



Cellular Boom Spreads All Over Russia
Сотовый бум шагает по России

• Improving economic conditions and the increasing strength of mobile operators led to record growth in subscribers in 2002. The total number of mobile subscribers in Russia more than doubled, from 7.8 million at the end of 2001 to 18.0 million at the end of 2002. The rate of growth is increasing and the latest survey shows that it has reached 1 million subscribers per month. At the end of 2002, the number of subscribers in Moscow was 7.2 million while in the regions it reached 10.8 million. This marked the first time the regional subscribers exceeded subscribers in Moscow, and this gap is expected to continue to widen.

VimpelCom made a significant contribution to the overall growth of the cellular industry in 2002. Starting the year with only 10 regional networks and approximately 200,300 subscribers outside of Moscow, VimpelCom ended the year with 38 regional networks and approximately 1.44 million subscribers outside of Moscow. At the end of March 2003, VimpelCom had approximately 2.22 million regional subscribers. In Moscow, VimpelCom's performance was also strong: the Company regained leadership in February 2002 and ended the year with 3.71 million subscribers and a 51.6% market share.

• Улучшение экономических условий и укрепление сотовых операторов привело к рекордному росту числа абонентов в 2002 году. Общее число абонентов мобильной связи в России увеличилось более чем вдвое: с 7,8 миллиона в конце 2001 года до 18,0 миллиона в конце 2002 года. Темпы роста увеличиваются и последние отчеты показывают, что ежемесячно прибавляется 1 миллион абонентов. В конце 2002 года число абонентов в Москве составляло 7,2 миллиона, а в регионах это количество достигло 10,8 миллиона, впервые превысив число абонентов в Московском регионе. Ожидается, что этот разрыв будет продолжать увеличиваться в пользу регионов.

ВымпелКом сделал значительный вклад в общий рост сотовой связи в 2002 году. Начав год с 10 региональными сетями и приблизительно 200 300 абонентов за пределами Москвы, ВымпелКом закончил год, имея 38 региональных сетей и приблизительно 1,44 миллиона абонентов. В конце марта 2003 года ВымпелКом имел уже около 2,22 миллиона абонентов в регионах. Хорошие показатели работы были у ВымпелКома и в Московском регионе: Компания вернула себе лидирующее положение в феврале 2002 года и закончила год с 3,71 миллиона абонентов и 51,6% доли рынка.



VimpelCom: The Leader in Product Innovation
ВымпелКом: лидер в области инноваций

• In 2002, VimpelCom consolidated its position as a leader in product innovation. After the launch of a new state-of-the-art, fully scalable, billing system in March 2002 we were the first in Russia to introduce commercial GPRS service with per byte billing. We were also the first and we remain the only Russian operator to establish commercial GPRS roaming. By the end of 2002, we had GPRS roaming with 23 operators in 19 of our 123 GSM roaming countries, including UK, Germany, Italy, Spain and all Scandinavian countries.

In 2002, VimpelCom continued to develop its increasingly popular infotainment products including interactive services such as «chat». As a platform, these services use VimpelCom's unique BeeOnLine mobile portal. To address a growing need for infotainment service offerings and handling, VimpelCom developed and tested a Content Provider Access (CPA) service in 2002, which we will launch commercially in 2003 and which will allow our customers to order content delivery to their handsets directly from content providers using CPA as a delivery platform. Multimedia service (MMS) is another promising product, which VimpelCom was the first to introduce in Russia in 2002. MMS is currently being offered to our customers on a non-commercial basis pending further market research, availability of affordable handsets and upgrades of the product.

As expected, the most popular non-voice service remains SMS, which represents more than 40% of the revenues generated by value added services (VAS). VAS are becoming a significant revenue generating factor. During 2002, we generated US$53.8 million of revenue from VAS in our Moscow operation, a 258.7% increase from US$15.0 million generated in 2001.

VimpelCom pays significant attention to payment procedures in order to make the process more convenient to its clients. In 2002, we significantly extended the number of payment instruments called «beepay», which allow our customers to pay the bills in the supermarkets, department stores and gas stations, via ATM, Internet and mobile phones.

• В 2002 году ВымпелКом укрепил свое положение лидера в области новых продуктов. После запуска новой современной биллинговой системы в марте 2002 года мы первыми в России запустили в коммерческую эксплуатацию услугу GPRS с по-байтной тарификацией. Также мы были и остаемся единственным оператором в России, который предоставляет роуминг с услугами GPRS. К концу 2002 года мы имели GPRS-роуминг с 23 операторами в 19 из 123 стран, с которыми у нас есть соглашения на роуминг в стандарте GSM, в том числе в Великобритании, Германии, Италии, Испании и во всех скандинавских странах.

В 2002 году ВымпелКом продолжил развивать свою популярную серию продуктов «infotainment» (информационные услуги и развлекательные программы), включая интерактивные услуги типа «чат». В качестве платформы эти услуги используют уникальный мобильный портал БиОнЛайн. Для удовлетворения все растущего спроса на услуги «infotainment» в 2002 году ВымпелКом разработал и испытал услугу Content Provider Access (CPA), которую мы запустим в коммерческую эксплуатацию в 2003 году и предоставим нашим клиентам возможность получать содержательную информацию (контент) на своих телефонах непосредственно от провайдеров контента, используя CPA в качестве платформы доставки. Мультимедийные услуги (MMS) являются еще одним перспективным продуктом, который был впервые в России представлен ВымпелКомом. MMS в настоящее время предлагается нашим абонентам на некоммерческой основе в ожидании дополнительных исследований рынка, наличия доступных по цене и хороших по качеству телефонных аппаратов и совершенствования продукта.

Как и ожидалось, самой популярной неголосовой услугой остается SMS, которая дает более 40% выручки, поступившей от предоставления дополнительных услуг. Дополнительные услуги становятся существенным фактором в общих доходах Компании. В 2002 году выручка от дополнительных услуг в Московском регионе составила $53,8 миллиона, что на 258,7% выше, чем $15,0 миллиона, выученных от дополнительных услуг в 2001 году.

ВымпелКом уделяет особое внимание процедуре платежей, стремясь сделать этот процесс максимально удобным для своих клиентов. В 2002 году мы значительно расширили набор платежных инструментов, называемых beepay, в результате чего наши клиенты могут оплачивать счета в супермаркетах, универмагах и на автозаправочных станциях, через банкоматы, Интернет и сотовые телефоны.



VimpelCom in the Public Eye
ВымпелКом в глазах общественности

• VimpelCom has long established its reputation as one of the best companies in Russia. Often, it is more difficult to retain this position than to initially attain it. In this respect, VimpelCom is proud to have received numerous awards and top ratings. In 2002, VimpelCom's brand «Bee Line» was named «Brand of the Year» for high-tech services by the national award committee associated with EFFIE, one of the world's most renowned awards in the area of marketing communications. VimpelCom has also won the «Best Corporate Governance Award - 2002» granted by the Russian Association for the Protection of Investor Rights.

VimpelCom's rapid progress and achievements in 2002 were noticed by the U.S. magazine *BusinessWeek* which named VimpelCom number 6 in its IT100 list of top 100 IT companies in the world for 2002. The list covers non-governmental high-tech companies with revenues exceeding $300 million and the main selection criteria are the rates of growth in revenues and net profits.

VimpelCom's $250 million, 10.45% bond issue was named by *EuroWeek* magazine as number 3 in the Best Corporate Deals in Emerging Europe, following the Gazprom and Sibneft bond issues.

VimpelCom continues to develop its extensive investor relations program in line with its policy of transparency and world-class corporate governance. In 2002, VimpelCom had two roadshows (in addition to a roadshow regarding its bond offering), took part in five investor conferences in the U.S., U.K. and Moscow, and met numerous investors and investor groups when they visited Moscow. In total, VimpelCom had more than 150 one-on-one investor meetings in 2002. VimpelCom also holds quarterly conference calls regarding its earnings, which are webcast. Moreover, VimpelCom's investor relations department is in constant communication with the investor community via its newly launched Investor Relations website.

• ВымпелКом имеет давнюю репутацию одной из лучших компаний России. Известно, что завоевать репутацию намного легче, чем сохранить. Поэтому ВымпелКом гордится своими многочисленными наградами и высокими позициями в рейтингах. В 2002 году торговая марка ВымпелКома «Би Лайн» была названа «Маркой Года» в области высокотехнологичных услуг. Награду присвоил национальный комитет, ассоциированный с EFFIE, одной из наиболее престижных наград в мире в области маркетинговых коммуникаций. ВымпелКом также завоевал приз «Лучшее корпоративное управление в 2002 году», присужденный Российской Ассоциацией по защите прав инвесторов.

Крупные успехи и достижения ВымпелКома в 2002 году были отмечены американским журналом *BusinessWeek*, который поставил ВымпелКом под № 6 в своем рейтинге из 100 лучших ИТ компаний мира 2002 года. В этот список входят частные высокотехнологичные компании с доходами свыше $300 миллионов. При этом основными критериями отбора являются темпы роста доходов и чистой прибыли.

Размещение ВымпелКомом 10,45% облигаций на сумму $250 миллионов было названо в журнале *EuroWeek* под № 3 в рейтинге лучших сделок по выпуску корпоративных облигаций в странах Восточной Европы, вслед за компаниями Газпром и Сибнефть.

ВымпелКом продолжает активно развивать программу по связям с инвесторами в рамках своей политики прозрачности и высокого уровня корпоративного управления. В 2002 году представители ВымпелКома совершили две поездки (roadshow) для встреч с инвесторами (в дополнение к roadshow в связи с выпуском облигаций), приняли участие в пяти конференциях с инвесторами в США, Великобритании и Москве, а также провели многочисленные встречи с инвесторами и группами инвесторов во время их посещений Москвы. В целом ВымпелКом участвовал в более чем 150 встречах «один на один» с инвесторами в 2002 году. Кроме того, ВымпелКом проводит ежеквартальные телеконференции, посвященные результатам деятельности за квартал, которые транслируются в сети Интернет. В дополнение к этому отдел связей с инвесторами ВымпелКома поддерживает постоянный контакт с инвесторами через свой веб-сайт в сети Интернет.

Board of Directors
Совет директоров

Morten Karlsen-Sørby
Executive Vice President, Telenor ASA

Мортен Карлсен-Сорби
Исполнительный вице-президент, Теленор

Mikhail M. Fridman
Chairman of the Board of Directors, Alfa Group Consortium

Михаил Маратович Фридман
Председатель Совета директоров «Альфа-Групп»

Alexander N. Tolchinsky
Head of Corporate Finance, Alfa Bank

Александр Н. Толчинский
Начальник управления корпоративного финансирования «Альфа-Банк»



Alexey M. Reznikovich
General Director and member of the Board of Directors, «EMAX» and «CafeMax»

Алексей Михайлович Резникович
Генеральный директор и член совета директоров ЗАО «Е-Макс», «КафеМакс»

Pavel V. Kulikov
General Director, Alfa-Eco Telecom

Павел Валентинович Куликов
Генеральный директор «Альфа-Эко Телеком»

Terje Thon
Chairman of the Board of the Norwegian newspaper Daghbladet AS

Терье Тун
Председатель Совета директоров норвежской газеты «Дагбладет»



Board of Directors
Совет директоров

Augie K. Fabela II

Co-Founder and Chairman of the Board, Chairman Emeritus since May, 2002

Оги Фабела II

Соучредитель и Председатель Совета директоров. С мая 2002 года Почетный Председатель Совета директоров



Henrik Torgersen

Executive Vice President, Telenor

Хенрик Торгерсен

Исполнительный вице-президент, Теленор



Charles R. Frank, Jr.

Chairman of the Board of Directors, Trination Management and Development

Чарльз Фрэнк

Председатель Совета директоров «Тринэйшн Менеджмент энд Девелопмент»



Jo Lunder

Chief Executive Officer, VimpelCom

Джо Лундер

Генеральный директор, ВымпелКом



Senior Management
Старший менеджмент



* From left to right:
* *Слева направо:*

Sergei M. Avdeev *Vice President, Network Development*	Сергей Михайлович Авдеев *Вице-президент по сетевому развитию*
Christine M. Grzesiak *Vice President for Corporate & Legal Affairs, Compliance Officer and Secretary of the Board – 2003*	Кристина Гржезяк *Вице-президент по юриспруденции и корпоративным вопросам, Секретарь Совета Директоров; Должностное лицо, ответственное за соблюдение обязательств – 2003 год*
Jere C. Calmes *Vice President, Customer Operations and Product Management*	Джери Калмес *Вице-президент по абонентским операциям и управлению продуктами*
Jo Lunder *Chief Executive Officer*	Джо Лундер *Генеральный директор*
Nikolai N. Pryanishnikov *First Vice President – Commercial Director*	Николай Николаевич Прянишников *Первый вице-президент – коммерческий директор*
Olga N. Turischeva *Marketing Director*	Ольга Николаевна Турищева *Директор по маркетингу*
Mikhail V. Yakovlev *Sales Director*	Михаил Вячеславович Яковлев *Директор по продажам*

Senior Management
Старший менеджмент



* From left to right:
* Слева направо:

Marina V. Novikova *Human Resources Director*	Марина Владимировна Новикова *Директор по работе с персоналом*
Alexey M. Mischenko *First Vice President, Regional and Business Development* *Chief Executive Officer, VimpelCom-Region*	Алексей Михайлович Мищенко *Первый вице-президент по региональному развитию и развитию бизнеса* *Генеральный директор «Вымпелком-Регион»*
Valery P. Goldin *Vice President, International and Investor Relations*	Валерий Павлович Гольдин *Вице-президент по международным связям и отношениям с инвесторами*
Andrey P. Kuznetsov *Vice President, Information Technology*	Андрей Павлович Кузнецов *Вице-президент, директор по информационным технологиям*
Elena A. Shmatova *Chief Financial Officer - 2003*	Елена Александровна Шматова *Главный финансовый директор — 2003 год*
Maurice H. Worsfold *Chief Financial Officer - 2002*	Морис Уорсфолд *Главный финансовый директор — 2002 год*
Valery V. Frontov *Vice President, Licensing*	Валерий Вячеславович Фронтов *Вице-президент, директор по обеспечению операторской деятельности*



The Legacy of VimpelCom: Founders' Pioneering Spirit
Наследие ВымпелКома: новаторский дух учредителей

• VimpelCom's Founder and Honorary President Dr. Dmitri B. Zimin and Co-Founder and Chairman Emeritus Augie K. Fabela II (Chairman of the Board until May 2002) led VimpelCom from its inception in 1992, to its history-making step of becoming the first Russian company to be listed on the New York Stock Exchange in 1996, to becoming one of the largest wireless telecommunications companies in Central and Eastern Europe. Our founders have inspired the Company's transparency, strong corporate governance, quality, innovation and a pioneering spirit – values and characteristics that have made VimpelCom unique in Russia.

• Учредитель и Почетный Президент ВымпелКома д-р Д. Б. Зимин и Соучредитель и Почетный Председатель Совета директоров г-н О. К. Фабела II (Председатель Совета директоров до мая 2002 года) возглавляли Компанию с момента ее основания в 1992 году. Они привели ее к историческому достижению 1996 года, когда ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи, и к положению одной из крупнейших компаний мобильной связи в Центральной и Восточной Европе. Они являются инициаторами принятия таких ценностей и принципов, как приоритет высокого качества, новаторский дух, прозрачность бизнеса и высокий уровень корпоративного управления, которые сделали Компанию уникальным явлением в современной России.

Corporate Information
Корпоративная информация

Legal Advisers
Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Юрисконсульт
Эйкин, Гамп, Страус, Хауэр энд Фелд Л.Л.П.

Independent Auditors
Ernst & Young (CIS) Limited

Независимый аудитор
Эрнст энд Янг (СНГ) Лимитед

Depositary Bank
The Bank of New York

Банк-депозитарий
Бэнк оф Нью-Йорк

CUSIP # *68370R109*

CUSIP # *68370R109*

Custodian Bank
ING Bank Eurasia

Банк-хранитель в России
ИНГ Банк Евразия

Primary Trading Information
NYSE: VIP (ADS)
VIP 05 (Convertible Bonds)

Символ на бирже
Нью-Йоркская фондовая биржа: VIP (АДА)
VIP 05 (конвертируемые облигации)

Requests for Corporate Information:
VimpelCom
10, 8 Marta Street
Moscow, Russia 127083
Tel: +7(095) 974-5888
Fax: +7(095) 721-0017
Investor_Relations@vimpelcom.com

www.vimpelcom.com

Edelman Financial Worldwide
1500 Broadway
New York, N.Y 10036 - 4015
Tel: +1 (212) 768-0550
Fax: +1 (212) 704-0128
www.edelman.com

Справки по корпоративным вопросам:
ВымпелКом
ул. 8 Марта, 10
Москва 127083 Россия
Тел.: +7 (095) 974-5888
Факс: +7 (095) 721-0017
Investor_Relations@vimpelcom.com

www.vimpelcom.com

Эдельман Файнэншиал Уорлдвайд
Бродвей, 1500
Нью-Йорк, Нью-Йорк 10036 - 4015
Тел.: +1 (212) 768-0550
Факс: +1 (212) 704-0128
www.edelman.com

All information contained herein is qualified in its entirety by reference to VimpelCom's Annual Report on Form 20-F which will be filed with the U.S. Securities & Exchange Commission by June 30, 2003 pursuant to Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

FINANCIAL INFORMATION

Contents
Содержание

Публикуемое ниже подробное описание финансового состояния Компании приводится только на английском языке, поскольку оно базируется на консолидированной финансовой отчетности, рассчитанной в соответствии с принятыми в США (но не введенными в России) принципами бухгалтерского учета ГААП.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2002, 2001, 2000, 1999 and 1998 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young (CIS) Limited. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled «Management's Discussion and Analysis of Financial Condition and Results of Operations».

	Years ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
	(in thousands of U.S. dollars, except per share and per ADS amounts)				
Consolidated statement of operations data					
Operating revenues:					
Service revenues and connection fees	US$ 727,868	US$ 383,321	US$ 252,333	US$ 206,542	US$ 344,793
Sales of handsets and accessories	49,934	43,228	32,031	31,457	30,372
Other revenues	1,842	1,347	1,309	638	792
Total operating revenues	**779,644**	**427,896**	**285,673**	**238,637**	**375,957**
Less revenue-based taxes	(11,148)	(5,294)	(11,537)	(12,232)	(14,959)
Net operating revenues	768,496	422,602	274,136	226,405	360,998
Operating expenses:					
Service costs	111,387	74,097	61,326	56,779	73,736
Cost of handsets and accessories sold	41,709	37,471	34,030	37,103	24,844
Cost of other revenues	55	120	157	242	411
Selling, general and administrative expenses	271,963	149,052	108,482	88,704	93,539
Depreciation and amortization	97,417	61,306	60,022	54,799	42,269
Impairment of long-lived assets	—	—	66,467	—	—
Provision for doubtful accounts	21,173	13,406	18,148	17,845	24,360
Total operating expenses	**543,704**	**335,452**	**348,632**	**255,472**	**259,159**
Operating income (loss)	224,792	87,150	(74,496)	(29,067)	101,839
Other income and expenses:					
Interest income	7,169	5,733	4,039	1,756	59
Other (expense) income	1,725	(481)	2,152	565	2,146
Gain (loss) on trading securities	36	420	(44)	905	(9,280)
Write-down of Russian government securities		—	—	—	(17,088)
Interest expense	(46,586)	(26,865)	(21,089)	(16,074)	(14,382)
Net foreign exchange (loss) gain	(9,439)	(110)	(2,661)	(2,572)	(48,125)
Total other income and expenses	**(47,095)**	**(21,303)**	**(17,603)**	**(15,420)**	**(86,670)**
Income (loss) before income taxes and minority interest	177,697	65,847	(92,099)	(44,487)	15,169
Income tax expense (benefit)	49,939	18,539	(14,343)	(5,564)	17,101
Minority interest in net earnings (losses) of subsidiaries	(1,794)	7	45	673	2,783
Net income (loss)	**US$ 129,552**	**US$ 47,301**	**US$ (77,801)**	**US$ (39,596)**	**US$ (4,715)**

Weighted average common shares outstanding	38,014	33,642	30,264	23,181	19,280
Net income (loss) per common share	US$ 3.41	US$ 1.41	US$ (2.57)	US$ (1.71)	US$ (0.24)
Net income (loss) per ADS equivalent (1)	US$ 2.56	US$ 1.06	US$ (1.93)	US$ (1.28)	US$ (0.18)
Weighted average diluted shares	44,489	40,068	30,264	23,181	19,280
Diluted net income (loss) per common share (2)	US$ 2.91	US$ 1.18	US$ (2.57)	US$ (1.71)	US$ (0.24)
Diluted net income (loss) per ADS equivalent (2)	US$ 2.18	US$ 0.89	US$ (1.93)	US$ (1.28)	US$ (0.18)
Dividends per share	—	—	—	—	—
Other data:					
EBITDA (3)	US$ 322,209	US$ 148,456	US$ 51,993	US$ 25,732	US$ 144,108
As % of net operating revenues	41.9 %	35.1 %	19.0 %	11.4%	39.9 %

(1) *Each ADS is equivalent to three-quarters of one share of common stock.*

(2) *Diluted net income per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock and our employee stock options in the periods when these shares and options had a dilutive effect (the years ended December 31, 2002 and 2001 for all shares of our convertible preferred stock and the year ended December 31, 2002 for our employee stock options). Our senior convertible notes were not included in the computations of diluted earnings per share because they would not have a dilutive effect for all the periods presented.*

(3) *EBITDA, which represents operating income (loss) before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets of US$66.5 million in the fourth quarter of 2000, is a non-GAAP financial measure. EBITDA should not be considered in isolation as an alternative to net income (loss), operating income (loss) or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. EBITDA is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirements of our interest and income taxes. In addition, our loan due to J.P. Morgan AG requires us to maintain certain financial ratios, including a specified leverage ratio, which includes EBITDA in its calculation. Finally, EBITDA is one of many factors used by the credit rating agencies to determine our credit ratings. The performance that EBITDA measures excludes our need to replace our capital equipment over time. A reconciliation of the differences between EBITDA and operating income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, is as follows:*

	Years ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
EBITDA	322,209	148,456	51,993	25,732	144,108
Depreciation	(85,204)	(48,690)	(47,458)	(44,801)	(34,623)
Amortization	(12,213)	(12,616)	(12,564)	(9,998)	(7,646)
Impairment of long-lived assets	–	–	(66,467)	–	–
Operating income (loss)	**224,792**	**87,150**	**(74,496)**	**(29,067)**	**101,839**

	At December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
			(in thousands of U.S. dollars)		
Consolidated balance sheet data:					
Cash, cash equivalents and short-term investments	US$ 263,657	US$ 145,092	US$ 152,691	US$ 36,112	US$ 16,646
Working capital (deficit)	69,582	52,146	122,270	(38,782)	(46,259)
Property and equipment, net	957,602	535,405	356,666	369,053	357,788
Intangible assets, net	144,115	70,926	79,649	82,991	89,724
Total assets	1,692,744	925,806	700,315	590,095	536,067
Total debt including current portion (1)	650,580	277,673	222,764	161,338	192,330
Total liabilities	1,030,081	417,685	331,692	289,107	333,131
Total shareholders' equity	US$ 662,663	US$ 508,121	US$ 368,623	US$ 300,988	US$ 202,936

(1) *Includes bank loans, equipment financing, capital lease obligations and senior convertible notes.*

SELECTED OPERATING DATA

The following selected operating data at December 31, 2002, 2001, 2000, 1999, and 1998 and for the years then ended have been derived from our company and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this offering memorandum entitled «Management's Discussion and Analysis of Financial Condition and Results of Operations».

	At December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Selected industry operating data:					
Estimated population of Moscow license area (1)	16,984,800	15,001,800	15,001,800	15,038,700	15,261,000
Estimated Moscow license area subscribers (2)	7,201,400	4,110,200	1,993,600	785,000	281,000
Estimated Moscow license area penetration rate (3)	42.4%	27.4 %	13.3%	5.2%	1.8%
Selected operating data:					
End of period subscribers:					
Moscow license area	3,712,700	1,911,200	780,100	350,400	124,000
The regions (4)	1,440,400	200,300	53,500	21,700	11,500
Total subscribers	**5,153,100**	**2,111,500**	**833,600**	**372,100**	**135,500**
Market share of total Moscow license area subscribers (2)	51.6%	46.5%	39.1%	44.6%	44.1%
Estimated coverage of Moscow license area (sq. km) (5)					
D-AMPS	40,000	39,700	39,700	37,400	36,700
GSM	46,770	46,500	44,200	34,063	4,034
Monthly average minutes of use per user («MOU») (6)	92	105	91	137	295
Monthly average revenue per subscriber («ARPU») (7)	US$ 18	US$ 26	US$ 37	US$ 99	US$ 215
Churn rate (8)	30.8%	23.0%	34.0%	25.0%	53.6%
Number of Moscow license area operational base stations:					
D-AMPS	314	318	318	302	272
GSM	1,721	1,072	735	485	244

(1) *The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for 1998 were published in the «Geography of Russia 1998» by the Scientific Publishing House Bolshaya Russkaya Encyclopedia. Population statistics for 1999, 2000, 2001 and 2002 were published by Goskomstat.*

(2) *Based on our estimates of active subscribers (namely, contract subscribers who have made payments in the last two months and prepaid subscribers who have not had a charge on their phone in the last six months) on our networks and independent estimates of active subscribers on the networks of the other wireless telecommunications providers in the Moscow license area. Published data on the number of subscribers of other mobile wireless service providers may differ from each other and from our data because of the varying methodologies of accounting for active and inactive subscribers.*

(3) *Total estimated Moscow license area subscribers expressed as a percentage of the estimated population of the Moscow license area.*

(4) *Represents the total number of GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.*

(5) *The Moscow license area is approximately 47,000 square kilometers.*

(6) *MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.*

(7) *ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month.*

(8) *We use churn rate to mean the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, therefore increasing the churn rate recorded in 2000, 2001 and 2002, although we did not lose these subscribers.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in our Form 20-F for the year ended December 31, 2001.

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the «Bee Line» brand name. Bee Line is one of the most recognized brand names in Russia. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 51.6% at the end of 2002. In addition, we are now accelerating the development of our national GSM footprint by expanding our GSM service areas to regions outside of Moscow. As of December 31, 2002 we had approximately 1.44 million subscribers on our networks in the regions outside of the Moscow license area as compared with 200,300 subscribers as of December 31, 2001. Our GSM licenses permit us to operate wireless networks in areas populated by approximately 134 million people, or approximately 92% of the Russian population.

Effective for the year ended December 31, 2001, our company has two reportable segments – the Moscow license area and the regions outside of the Moscow license area. The Moscow license area includes the city of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different geographic areas, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company's services compared to the regions outside of the Moscow license area.

In each of 2002, 2001 and 2000, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which has been augmented in 2002 and 2001 by selected acquisitions. Approximately 1.4% and 3.5% of our consolidated total operating revenue in each of 2002 and 2001, respectively was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs.

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in Moscow and the regions, as well as our prepaid subscribers and GSM subscribers as percentages of our total subscriber base.

	Years ended December 31,		
	2002	2001	2000
Total number of subscribers	5,153,100	2,111,500	833,600
Moscow	3,712,700	1,911,200	780,100
Regions	1,440,400	200,300	53,500
Percentage of GSM subscribers	93.7%	81.4%	56.8%
Percentage of prepaid subscribers	79.0%	65.8%	66.5%

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment in the last two months or if the subscriber is a prepaid subscriber who has not had a charge on his phone in the last six months. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, therefore increasing the churn rate recorded in each of the last three years, although we did not lose those subscribers. The following table shows our annual churn rates for the periods indicated for our entire business, as well as in Moscow and the regions.

	Years ended December 31,		
	2002	2001	2000
Churn rate	30.8%	23.0%	34.0%
Moscow	33.9%	23.7%	N/A
Regions	14.5%	8.9%	N/A

Contributing to the increase in our churn rate in 2002 was high subscriber growth, as well as internal migration and increased competition.

While our subscribers and revenues have grown in each of 2000, 2001 and 2002, our average monthly service revenues per subscriber, or ARPU, and minutes of use per subscriber, or MOU, have been decreasing. ARPU is calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month. MOU is calculated for each month in the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. The following table shows our monthly ARPU and MOU for the periods indicated.

	Years ended December 31,		
	2002	2001	2000
ARPU	US$ 18.3	US$ 26.2	US$ 37.0
Moscow	US$ 19.4	US$ 26.5	N/A
Regions	US$ 12.4	US$ 21.9	N/A
MOU	92.3	105.3	91.0
Moscow	93.6	106.1	N/A
Regions	84.7	85.5	N/A

The decline in MOU in the Moscow license area is primarily attributable to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers. In the future, we expect that both in the Moscow license area and in the regions, MOU will experience further declines and then will stabilize, as has been the case in other cellular markets. Because the Moscow market is beginning to mature, with penetration rates approaching 45% as of December 31, 2002, we expect MOU to begin to stabilize in the Moscow license area before it begins to stabilize in the regions, where penetration rates are currently much lower. In 2000, 2001 and 2002, we reduced our tariffs in response to increased competition. With reduced tariffs, we attracted proportionately more mass-market users, who typically generate lower ARPU. In addition, our subscriber growth in the regions has led to an increase in the number of mass-market subscribers as a percentage of our total subscribers. These factors contributed to the decline in ARPU in 2002 compared to 2001. We expect a continuing decline in ARPU due to increasing competition, resulting in lower tariffs, and continued growth in the number of our regional subscribers, both of which are likely to result in proportionately more mass-market subscribers.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

- *Service revenues.* Our service revenues include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value-added services such as SMS, call number identification, voice mail and call waiting. Connection fees are one time charges for the allocation of a telephone number. In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in the Moscow license area and the majority of the regions in which we operate. We expect that connection fees are not likely to be significant going forward. Service revenues and connection fees constituted approximately 94.7%, 90.7% and 92.0% of our net operating revenues for 2002, 2001 and 2000 respectively. We believe that service revenues will continue to increase in 2003 primarily as a result of the continued growth in our subscriber base. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area.

- *Sales of handsets and accessories.* We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 6.5%, 10.2% and 11.7% of our net operating revenues in 2002, 2001 and 2000 respectively. We expect revenues from sales of handsets and accessories to remain stable over the next several years.

During 2002, our roaming revenues generated by our subscribers increased 86.9% to US$58.3 million in 2002 from US$31.2 million in 2001, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 19.1% to US$55.4 million in 2002 from US$46.5 million in 2001. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. However, in 2002, our service revenues grew at a higher rate than our roaming revenues. As a result, our roaming revenues as a percentage of our net operating revenues decreased from 18.4% in 2001 to 14.8% in 2002. Over the next several years, we expect our roaming revenues from wireless users routing through the Moscow license area, which currently makes up the substantial percentage of our roaming revenues, to stabilize.

During 2002, in the Moscow license area, we generated US$53.8 million of revenue from value added services, a 258.7% increase from US$15.0 million generated in 2001. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. In the regions, we did not account for value added services separately. Over the next several years, we expect that value added services will increase as a percentage of net operating revenues in both the Moscow license area and the regions.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local Moscow telephone number. Our costs for the use of seven-digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Due in part to the higher proportion of our subscribers using federal telephone numbers, our service costs per subscriber decreased and our service margin as a percentage of our service revenues improved to 84.7% in 2002 from 80.7% in 2001 and 75.7% in 2000. Service margin represents the aggregate of service revenues and connection fees less service costs. We expect that competitive pressures and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for such equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. In 2000, we subsidized sales of handsets and accessories in order to encourage the use of our networks. In 2000, these subsidies amounted to US$1.9 million or 5.6% of the cost. In 2002 and 2001, we recorded profits from the sale of handsets and accessories of US$8.3 million and US$5.9 million, respectively. Subsidies or profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sale and the costs of the handsets and accessories sold.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

- dealers' commissions;
- salaries and outsourcing costs, including related social contributions required by Russian law;
- marketing and advertising expenses;
- other miscellaneous expenses, such as insurance, taxes, license fees, and accounting, audit and legal fees;
- repair and maintenance expenses;
- rent, including lease payments for base stations' sites; and
- utilities.

Marketing and sales-related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers' commissions, salaries and outsourcing costs, and advertising expenses. Subscriber acquisition cost per subscriber, or SAC, is calculated as dealers' commissions, advertising expenses and handset subsidies for the period divided by the number of new subscribers connected to our networks during the period.

In 2002, our SAC fell to US$25.7 from US$37.6 in 2001, primarily due to a decrease in the average dealer commission per new subscriber in the first half of the year and a decrease in the amount spent on advertising per new subscriber. In addition, SAC decreased because of a growing percentage of our new subscribers were in the regions where SAC is lower than in Moscow. During 2000 and 2001, we made certain improvements in our distribution network and increased the number of our sales offices and points of sale. In the first quarter of 2001, we acquired the «Mobile Center» dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional sales offices to our distribution network. In 2002, Mobile Center added nine new offices and as of December 31, 2002, our Mobile Center dealer network consisted of 28 sales offices.

Depreciation and amortization expenses. We depreciate the capitalized costs of our tangible assets, which consist mainly of equipment and buildings owned by us. In addition, we historically have amortized our intangible assets, which consist primarily of telecommunications licenses and frequency allocations under certain of our GSM license amendments, purchases of telephone line capacity for local numbers in Moscow and the regions, and goodwill. Starting January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. See «Recent Accounting Pronouncements» below. Intangible assets constituted 8.5% of our total assets and 21.7% of our shareholders' equity as of December 31, 2002. In contrast to Moscow telephone numbers, we currently do not have to purchase telephone line capacity for federal telephone numbers. In the future, we expect that an increasing portion of our subscriber base will use federal numbers. Consequently, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. In 2001, the total additions to fixed assets (including equipment under construction) amounted to approximately US$212.9 million, which included US$152.7 million for purchases of network equipment (including network equipment acquired under financing agreements) primarily for our GSM networks. In 2002, the total expenditures for long-lived assets amounted to approximately US$578.3 million, which included US$509.1 million for purchases of network equipment (primarily for our GSM networks), and the acquisition of intangible assets, software and other equipment, and US$69.2 million for acquisition of other companies. Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 58.9% in 2002 compared to 2001 and by 2.1% in 2001 compared to 2000. Over the next several years, we expect to continue making significant capital expenditures as we expand our regional networks, which will increase our future depreciation and amortization expense.

Impairment Charges. Based upon a comprehensive review of long-lived assets, we determined that as of December 31, 2000, our telecommunications D-AMPS network equipment in the Moscow license area and certain of our software licenses from the vendor of the equipment were impaired. The impairment was in large part due to the fast pace of our GSM network expansion and the faster than anticipated rate of migration of our customers from our D-AMPS network to our GSM network. This migration started in the second half of 2000. Accordingly, revised revenue forecasts for the D-AMPS network for the coming years are based on a lower number of subscribers. The estimate of the fair value of our D-AMPS assets was based on the present value of expected future cash flows using a discount rate of 20%. We recorded an impairment charge of US$66.5 million (US$43.2 million net of related tax adjustments), including US$61.0 million in respect of equipment and US$5.5 million in respect of licenses classified as intangible assets on our consolidated balance sheets. The amount of the impairment charge represented the difference between net book value of D-AMPS assets and their fair value, determined as mentioned above.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, we expect our provision for doubtful accounts to continue to decrease as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to improve how we monitor and collect accounts receivable.

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, the 2002 loan from JP Morgan AG, the convertible notes issued in 2000, capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On most of the floating rate borrowings, the interest rate is linked either to LIBOR or to EURIBOR. In 2002, our interest expense amounted to US$46.6 million or 6.1% of net operating revenue, a 73.2% increase compared to US$26.9 million in 2001.

Income tax expense. The Russian Federation was the only tax jurisdiction in which our income was subject to taxation. On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. Income tax expense includes both current and deferred tax expense. In 2002, we incurred US$49.9 million of tax expense, a 169.7% increase compared to US$18.5 million in 2001. This increase was primarily due to the increase in our taxable income. Russia's federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement.

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues.

	Years ended December 31,		
	2002	2001	2000
Consolidated statement of operations data			
Operating revenues:			
Service revenues and connection fees	94.7	90.7	92.0
Sales of handsets and accessories	6.5	10.2	11.7
Other revenues	0.3	0.4	0.5
Total operating revenues	**101.5**	**101.3**	**104.2**
Less revenue-based taxes	(1.5)	(1.3)	(4.2)
Net operating revenues	**100.0**	**100.0**	**100.0**
Operating expenses:			
Service costs	14.5	17.5	22.4
Cost of handsets and accessories sold	5.4	8.9	12.4
Cost of other revenues	—	—	0.1
Selling, general and administrative expenses	35.4	35.3	39.6
Depreciation and amortization	12.7	14.5	21.9
Impairment of long-lived assets	—	—	24.2
Provision for doubtful accounts	2.7	3.2	6.6
Total operating expenses	**70.7**	**79.4**	**127.2**
Operating income (loss)	29.3	20.6	(27.2)
Other income and expenses:			
Interest income	0.9	1.4	1.5
Other income (expense)	0.2	(0.1)	0.8
Gain on trading securities	—	0.1	—
Interest expense	(6.1)	(6.4)	(7.7)
Net foreign exchange loss	(1.2)	—	(1.0)
Total other income and expenses	**(6.2)**	**(5.0)**	**(6.4)**
Income (loss) before income taxes and minority interest	23.1	15.6	(33.6)
Income tax expense (benefit)	6.4	4.4	(5.2)
Minority interest in net earnings (losses) of subsidiaries	(0.2)	—	—
Net income (loss)	**16.9**	**11.2**	**(28.4)**

The regions outside of the Moscow license area were identified as a reportable segment in the year ended December 31, 2001 in accordance with the quantitative thresholds established in U.S. Statement of Financial Accounting Standard, or SFAS, No. 131, «Disclosures About Segments of an Enterprise and Related Information.» In the discussion below, financial information by reportable segment for the year ended December 31, 2000 is only given for comparative purposes. For more information on our reportable segments, please see Note 22 to the consolidated financial statements included in this document. The table below provides information about the results of our two reportable segments for the year ended December 31, 2002 compared to the year ended December 31, 2001. In the year ended December 31, 2000, our operations in the regions outside of the Moscow license area were not significant. Accordingly, we do not present in this table a segment comparison of our results in 2001 compared to 2000.

	Moscow license area			Regions		
	2002	2001	% change	2002	2001	% change
	(in millions of US dollars, except % change)					
Total operating revenues excluding intragroup transactions	698.7	416.9	67.6	81.0	11.0	636.4
Depreciation and amortization	86.4	59.3	45.7	11.3	2.1	438.1
Operating income (loss)	238.5	94.4	152.6	(12.9)	(6.7)	92.5
Income/ (loss) before income taxes and minority interest	199.8	73.3	172.6	(22.0)	(7.1)	209.9
Income tax expense	49.1	18.6	164.0	0.8	(0.1)	N/A
Net income (loss)	150.6	55.0	173.8	(23.2)	(7.0)	231.4

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 81.9% to US$768.5 million in 2002 from US$422.6 million in 2001. Our total operating revenues increased by 82.2% to US$779.6 million from US$427.9 million in 2001. Total operating revenues from our Moscow license area operations increased by 67.6% to US$698.7 million in 2002 from US$416.9 million in 2001. Total operating revenues from our operations in the regions increased by 636.4% to US$81.0 million in 2002 from US$11.0 million in 2001. Revenues from our Moscow license area operations constituted 89.6% of our total operating revenues in 2002 compared to 97.4% in 2001. Revenue growth was primarily due to the overall increase in the number of our subscribers, an increase in our revenues from value added services and an increase in our roaming revenues. Our increase in roaming revenues was primarily due to the improved and expanded coverage and a greater number of roaming partners.

Service revenues and connection fees increased by 89.9% to US$727.9 million in 2002 from US$383.3 million in 2001. Revenues from sales of handsets and accessories in 2002 increased 15.5% to US$49.9 million from US$43.2 million in 2001, primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 6.5% in 2002 from 10.2% in 2001, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 50.3% to US$111.4 million in 2002 from US$74.1 million in 2001. Our service costs grew at a slower rate than revenues, which led to an improvement in our gross margin percentage from 73.6% in 2001 to 80.1% in 2002. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

The slower growth in service costs relative to net operating revenues was primarily due to improved interconnect agreements with telephone line providers and in part to the increased use of federal numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 14.5% in 2002 from 17.5% in 2001.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 11.2% to US$41.7 million in 2002 from US$37.5 million in 2001. This increase was primarily due to the increased volume of sales of handsets and SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 82.4% to US$272.0 million in 2002 from US$149.1 million in 2001. The increase in selling, general and administrative expenses resulting from increased aggregate subscriber acquisition costs and general and administrative expenses related to our regional expansion, including the integration of companies acquired in 2002, was offset by decreases in dealer commissions and our advertising expenses per subscriber. At the same time, our SAC decreased from US$37.6 in 2001 to US$25.7 in 2002. As a percentage of net operating revenues, our selling, general and administrative expenses were 35.4% in 2002, substantially unchanged from 35.3% in 2001. As a percentage of our selling, general and administrative expenses, aggregate subscriber acquisition costs decreased to 36.8% in 2002 from 38.5% in 2001.

Depreciation and amortization. Depreciation and amortization expense in 2002 was approximately US$97.4 million, a 58.9% increase compared to the US$61.3 million reported in 2001. Our Moscow license area operations recorded a 45.7% increase to US$86.4 million in depreciation and amortization expense compared to the US$59.3 million reported in 2001, while our regional operations recorded a 438.1% increase to US$11.3 million in depreciation and amortization expense compared to US$2.1 million reported in 2001. The total increase in the depreciation and amortization expense was due to the accelerated capital expenditure in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts increased 58.2% to US$21.2 million in 2002 from US$13.4 million in 2001. This increase was primarily a result of the growth of our revenue. As a percentage of net operating revenues, provision for doubtful accounts decreased from 3.2% in 2001 to 2.7% in 2002. The decrease in the provision rate is primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$224.8 million in 2002, compared to operating income of US$87.2 million in 2001. In 2002, our Moscow license area operating income grew by 152.6% to US$238.5 million compared to US$94.4 million in 2001. Our operating loss from regional operations increased by 92.5% to US$12.9 million compared to our operating loss of US$6.7 million in 2001. The increase in operating income in the Moscow license area is primarily attributable to the growth of our Moscow subscriber base and our cost management efforts. The operating loss in our regional operations is primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development in the regions outside of the Moscow license area. The primarily greenfield development of our regional networks requires us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our regional infrastructure in 2002 has resulted in a significant increase in our capital expenditures, and thus depreciation and amortization expenses, as well as our selling, general and administrative expenses. Over the next several years, we anticipate that our revenues in the regions will grow relative to our regional operating expenses as we further roll-out operations and grow our subscriber base.

Other Income and Expenses

Interest expense. Our interest expense increased 73.2% to US$46.6 million in 2002 as compared to US$26.9 million in 2001. This increase was due to an increase in our interest bearing debt, primarily the 2002 loan from J.P. Morgan AG, certain vendor financing and bank credits, from US$276.0 million at the end of 2001 to US$648.1 million at the end of 2002.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$9.4 million foreign currency exchange loss in 2002 as compared to a foreign currency exchange loss of US$0.1 million in 2001. The devaluation of the U.S. dollar against the euro in 2002 resulted in a foreign exchange loss from a corresponding revaluation of our euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately Euro 89.9 million at a fixed euro to U.S. dollar exchange rate. As of December 31, 2002, substantially all of our euro-denominated liabilities that were not covered by the forward agreement were covered by our cash holdings, denominated in euros, in the approximate amount of Euro 38.8 million. We recorded a US$0.04 million gain in 2002 from the sale of Russian securities as compared to a US$0.42 gain in 2001.

Income tax expense. In 2002, we recorded a US$49.9 million income tax expense compared to an income tax expense of US$18.5 million recorded in 2001. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2002, our tax expense grew as our taxable income increased.

Net income and net income per share. In 2002, our net income was approximately US$129.6 million, or a net income of US$3.41 per common share (US$2.56 per ADS), compared to a net income of approximately US$47.3 million, or a net income of US$1.41 per common share (US$1.06 per ADS) in 2001. In 2002, we reported diluted net income of US$2.91 per common share (US$2.18 per ADS), compared to diluted net income of US$1.18 per common share (US$0.89 per ADS) in 2001. In 2002, before eliminating intersegment transactions, net income for our Moscow license area operations was US$150.6 million. Net loss in the regions for 2002 amounted to US$23.2 million before eliminating intersegment transactions. In 2001, before eliminating intersegment transactions, net income for our Moscow license area operations was US$55.0 million. We reported a net loss in the regions of US$7.0 million in 2001 before eliminating intersegment transactions.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 54.2% to US$422.6 million in 2001 from US$274.1 million in 2000. Our total operating revenues increased by 49.8% to US$427.9 million from US$285.7 million in 2000. Total operating revenues from our Moscow license area operations increased by 46.1% to US$416.9 million in 2001 from US$285.4 million in 2000. Total operating revenues from our operations in the regions increased by 5,400.0% to US$11.0 million in 2001 from US$0.2 million in 2000. Revenues from our Moscow license area operations constituted 97.4% of our total operating revenues in 2001 and 99.9% of our total operating revenues in 2000. Revenue growth was primarily due to the overall increase in the number of our subscribers and an increase in roaming revenues.

Service revenues and connection fees increased by 51.9% to US$383.3 million in 2001 from US$252.3 million in 2000. Our revenue-based taxes decreased in 2001 as a result of changes in Russian legislation that reduced the rate of revenue-based taxes from 4% to 1% effective January 1, 2001. Gross revenues from sales of handsets and accessories in 2001 increased 35.0% to US$43.2 million from US$32.0 million in 2000, primarily due to an increased number of sales offices following our acquisition of MSS-Start and an increase in sale of SIM cards. As a percentage of net operating revenues, sales of handsets and accessories decreased to 10.2% in 2001 from 11.7% in 2000, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 20.9% to US$74.1 million in 2001 from US$61.3 million in 2000. Our service costs grew at a slower rate than revenues, which led to an improvement in our gross margin from 65.2% in 2000 to 73.6% in 2001. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is gross margin expressed as a percentage of net operating revenues. The slower growth in service costs was primarily due to more efficient cost controls and improved interconnect agreements with telephone line providers. As a percentage of net operating revenues, our service costs decreased to 17.5% in 2001 from 22.4% in 2000. This was due in part to the increased use of federal numbers by our subscribers. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local Moscow telephone numbers.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 10.3% to US$37.5 million in 2001 from US$34.0 million in 2000. This increase was primarily due to the acquisition of MSS-Start and the consolidation of its operations in our 2001 financial results, as well as to increased sales of SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 37.4% to US$149.1 million in 2001 from US$108.5 million in 2000. This increase was primarily due to increased aggregate subscriber acquisition costs. As a percentage of net operating revenues, our selling, general and administrative expenses decreased to 35.3% in 2001 from 39.6% in 2000, which was primarily a result of increased productivity and a decrease in average subscriber acquisition costs to US$37.6 in 2001 from US$74 in 2000.

Depreciation and amortization. Depreciation and amortization expense in 2001 was approximately US$61.3 million, a 2.2% increase compared to the US$60.0 million reported in 2000, not including the one-time write-down of our AMPS/D-AMPS-related assets in the fourth quarter of 2000. The increase in the depreciation and amortization expense was due to our continuing capital investments.

Provision for doubtful accounts. Our provision for doubtful accounts decreased 26.0% to US$13.4 million in 2001 from US$18.1 million in 2000. This decrease was primarily a result of the improved quality of our subscriber base and an increase in prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$87.2 million in 2001, compared to an operating loss of US$74.5 million recognized in 2000. The operating loss in 2000 includes the one-time write-down of AMPS/D-AMPS-related assets in the fourth quarter of 2000 in the amount of US$66.5 million.

Other Income and Expenses

Interest expense. Our interest expense increased 27.5% to US$26.9 million in 2001 as compared to US$21.1 million in 2000. This increase was primarily due to interest payable on our outstanding convertible notes issued in July 2000.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$0.1 million foreign currency exchange loss in 2001 as compared to a foreign currency exchange loss of US$2.7 million in 2000. We recorded a US$0.42 million gain in 2001 from Russian securities as compared to a loss of US$0.04 million in 2000.

Income tax expense. In 2001, we recorded an US$18.5 million income tax expense compared to an income tax benefit of US$14.3 million recorded in 2000. This income tax benefit consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. As a result of changes in the law on taxation enacted in August 2001, our income tax rate decreased from 35% to 24% effective January 1, 2002. This reduction in our income tax rate resulted in a deferred tax benefit of approximately US$5.8 million in 2001.

Net income and net income per share. In 2001, our net income was approximately US$47.3 million, or a net income of US$1.41 per common share (US$1.06 per ADS), compared to a net loss of approximately US$77.8 million, or a loss of US$2.57 per common share (US$1.93 per ADS) in 2000. In 2001, we reported diluted net income of US$1.18 per common share (US$0.89 per ADS). Without the one-time non-cash write-down of AMPS/D-AMPS-related assets in the fourth quarter of 2000, net income in 2001 would have been US$35.0 million or a net income of US$1.04 per common share (US$0.78 per ADS). In 2001, before eliminating intersegment transactions, net income for our Moscow license area operations was US$55.0 million, compared to a net loss of US$77.0 million in 2000. We reported a net loss in the regions of US$7.0 million in 2001 and US$2.1 million in 2000 before eliminating intersegment transactions.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years ended December 31,		
	2002	2001	2000
		(in millions of U.S. dollars)	
Net cash flow provided by operating activities	221.7	101.1	8.6
Net cash flow provided by financing activities	294.5	53.9	193.2
Net cash flow used in investing activities	(401.9)	(161.7)	(84.8)

During 2002, 2001 and 2000 we generated positive cash flows from our operating and financing activities and negative cash flows from investing activities. In the foreseeable future, our expansion will require significant investment activity, including the acquisition of network equipment and possibly, the acquisition of other companies. We expect this investment activity to generate cash outflows, which will be financed from internal and external sources. As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict, because it depends on many factors, including the success of our operations, contractual restrictions, the financial position of vendors and Russian banks, the willingness of international banks to lend to Russian companies, and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs were satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we expect vendor financing to be a smaller percentage of our external financing, and financing through international and Russian capital markets to be a larger percentage.

As of December 31, 2002, our cash and cash equivalents balance was US$263.7 million (substantially held in U.S. dollars, rubles and Euros) and our working capital was US$69.6 million. As of December 31, 2001, our cash and cash equivalents balance was US$144.2 million and our working capital was US$52.1 million compared to our cash and cash equivalents balance of US$152.1 million and our working capital of US$122.3 million as of December 31, 2000. Working capital is defined as current assets less current liabilities. The increase in our working capital during 2002 was primarily due to an increase in our cash and cash equivalents and other current assets, offset by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer deposits and advances. The decrease in our working capital during 2001 was primarily due to increases in subscriber deposits, accounts payable and short-term portions of bank loans and equipment financing obligations. We believe that our working capital is sufficient for our present requirements.

Operating activities

In 2002, we generated US$221.7 million of net cash inflow from operating activities, a 119.3% improvement from US$101.1 million of net cash inflow generated from operating activities in 2001. This improvement was primarily due to the increased profitability of our operations and the increase in the volume of operations which was primarily the result of an increase in the number of subscribers in 2002 compared to 2001. In 2001, we generated US$101.1 million of net cash inflow from operating activities, a significant improvement from US$8.6 million of net cash inflow from operating activities in 2000. This improvement was primarily due to the increased profitability of our operations in 2001 compared to 2000 and the increase in the volume of operations which was primarily the result of an increase in the number of subscribers in 2001 compared to 2000.

Financing activities

In 2000, we entered into three key financing transactions to finance our scheduled capital expenditures.

In April 2000, Sberbank provided VimpelCom with a four-year secured credit line. We have drawn down the entire credit line in the amount of US$66.8 million, and the balance due under the credit line was approximately US$50.1 million as of December 31, 2002. The credit line currently bears interest at a rate of 11.5% per annum, and the interest rate may change if certain events occur, such as a change in Russian law or increased costs of Sberbank to provide this credit line. The liability under the credit line is to be repaid in eight equal quarterly installments. To date, we have made the first four of eight equal installments, each in the amount of US$8.35 million. The final quarterly installment is due in April 2004. The credit line is currently secured by pledges of:

- 100% of the common stock of our subsidiary MSS-Start and 50% of the common stock of our subsidiary Bee Line Samara;
- certain of our GSM and D-AMPS network equipment, GPRS equipment and equipment used in our fiber optic network;
- certain buildings in Moscow owned by our company and our subsidiaries, including buildings that we use as an administrative and sales office, warehouse and operating facility and to house the main switches for our Moscow GSM networks; and
- our company's promissory notes.

This credit arrangement with Sberbank is subject to certain restrictive covenants that, among other things, limit bank borrowings by our company and certain of our subsidiaries (excluding VimpelCom-Region). These covenants also require that 60% of our company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. This 60% figure is reduced pro rata as we repay the loan.

In July 2000, we completed the public offering of 4,858,233 ADSs (representing 3,643,675 shares of our common stock) that raised US$79.4 million of net proceeds. At the same time, we completed a public offering of senior convertible notes that raised US$70.3 million (net of cost of issuance). Unless previously converted, the senior convertible notes will mature on July 28, 2005. Holders of the senior convertible notes have been able to convert the notes into ADSs since September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. We pay cash interest on the senior convertible notes at the rate of 5.5% per annum and interest payments are made semi-annually on January 28 and July 28 of each year. Unless previously converted or redeemed, we will repay the senior convertible notes at 135.41% of their principal amount, which represents a yield to maturity of 11% compounded on a semi-annual basis. The senior convertible notes were issued by VimpelCom B.V., a wholly owned subsidiary of VimpelCom Finance B.V., which is a wholly owned subsidiary of our company. We irrevocably, fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

Concurrent with the offerings made in July 2000, in a private transaction, Telenor purchased 2,400,532 ADSs at the public offering price for US$51.9 million. Prior to this purchase, in June 2000, we entered into a US$50 million working capital bridge facility with Telenor and drew down the full amount of the facility. We repaid the total amount of borrowings plus accrued interest of US$0.3 million and structuring and facility fees of US$0.8 million in July 2000.

In 2001, we completed one transaction to fund our regional expansion. On November 5, 2001, Alfa Group completed the purchase of 5,150,000 newly issued shares of our common stock for US$103 million. Pursuant to the terms of the transaction agreements, which were signed in May 2001, we contributed this US$103 million (together with an additional US$15.64 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three investment tranches in which VimpelCom-Region will raise US$337 million. In addition to a purchase of shares from another shareholder, in order to maintain its percentage ownership stake in our company, Telenor purchased 3,744 shares of our common stock that we were holding as treasury shares for a purchase price of approximately US$74,880. Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock and Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock.

In 2002, we entered into three key financing transactions to finance our scheduled capital expenditures, including in the regions outside of the Moscow license area.

In April 2002, J.P. Morgan AG completed an offering of 10.45% Loan Participation Notes for the sole purpose of funding a US$250 million loan to our company. The notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan AG. The loan will mature in April 2005. Interest is payable semi-annually at an annual rate of 10.45%. The loan contains certain covenants that, among other things, limit our ability to incur liens (other than permitted liens) and restrict our ability to make certain payments, including dividends, payments for certain shares of stock, payments of subordinated indebtedness of our company and certain investments (other than permitted investments). In addition, these covenants limit our ability to enter into transactions with affiliates and to effect a merger of our company with other entities.

In November 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and our company each contributed an additional US$58.48 million in exchange for 1,462 newly issued shares of common stock of VimpelCom-Region. In addition, Alfa Group sold 231 and 860 shares of VimpelCom-Region's voting preferred stock to Telenor and our company, respectively, at a price per share of 20 rubles. Following the completion of the second tranche, we owned approximately 65% of VimpelCom-Region, while Alfa Group and Telenor each owned approximately 17.5%. The capital contributions of Alfa Group and Telenor each exceeded their respective share of net assets of VimpelCom-Region by US$23.1 million. This gain on the sale of newly issued shares of common stock of VimpelCom-Region was included in our consolidated additional paid-in capital. In addition, the capital contributions of Alfa Group and Telenor resulted in an increased minority interest in net losses of VimpelCom-Region for the period after the date of the capital contributions. We expect that the third tranche of equity investments in VimpelCom-Region currently scheduled for November 2003, will result in a further increase in our consolidated additional paid-in capital and in minority interest in net losses of VimpelCom-Region.

In December 2002, Sberbank provided VimpelCom-Region with a five-year credit line of US$70 million. In 2002, VimpelCom-Region drew down US$39.4 million and as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. The credit line currently bears interest at a rate of 13% per annum, and the rate may change if certain events occur, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by:

- a guarantee from our company for US$50.0 million;
- a pledge of VimpelCom-Region's GSM network equipment; and
- a pledge of VimpelCom-Region's promissory notes.

VimpelCom-Region's credit arrangement with Sberbank contains certain restrictive covenants that, among other things, limits bank borrowings by VimpelCom-Region and certain of its subsidiaries and requires that 60% of VimpelCom-Region's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. This 60% figure will be reduced pro rata as we repay the loan.

In 2001 and 2002, VimpelCom-Region acquired a controlling stake in several wireless telecommunication companies in the Russian Federation, details of which appear below in the section entitled «Investing activities». As of December 31, 2002, indebtedness of these subsidiaries in the amount of US$4.7 million was included in our consolidated financial statements and represent loans from telecommunications equipment vendors, loans from commercial banks and other indebtedness. One example of this is the indebtedness of Cellular Company under lease agreements entered into with Motorola of US$3.2 million related to network equipment as of December 31, 2002. Of this principal indebtedness, approximately US$308,000 under a 1999 lease agreement is due in monthly installments in 2003. This indebtedness accrues interest at an annual rate of LIBOR plus 4%. Cellular Company has been unable to make payments under a 1996 lease agreement following Motorola's transfer in 1998 of the outstanding indebtedness to a third party located outside of the Russian Federation. The third party has not produced documents to the Central Bank of Russia providing legal title to the payments. Receipt by the Central Bank of Russia of such documents is necessary in order for Cellular Company to make payments to a foreign legal entity. As of December 31, 2002, the outstanding principal amount under the 1996 lease agreement was approximately US$2.9 million.

We have relied heavily on equipment financing to develop our GSM networks. The following is a summary of our key arrangements of this type:

- KB Impuls entered into a vendor financing arrangement with Alcatel in connection with the purchase of equipment for and the build-out of our GSM networks. As of December 31, 2002, KB Impuls' indebtedness to Alcatel was US$121.7 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at six month U.S. dollar LIBOR plus 4% (for the debt incurred prior to August 2000), six month EURIBOR plus 3.5% (for debt incurred from August 2000 through December 31, 2001) and six month EURIBOR plus 2.9% (for debt incurred since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the financing and is due on various dates through 2006. KB Impuls' vendor financing arrangements with Alcatel contain certain restrictive covenants, which provide, among other things, that KB Impuls may not pledge, encumber or grant a lien or security interest over KB Impuls' revenues, properties and rights to receive income as security for indebtedness of KB Impuls (subject to certain exceptions). In addition, these financing arrangements require KB Impuls to first obtain Alcatel's consent before entering into material contracts outside of the ordinary course of business, or material contracts with any shareholder of KB Impuls or an affiliate of our company, with limited exceptions. These financing arrangements permit KB Impuls to pay dividends in any year to our company or any other of its shareholders in an amount not greater than 80% of KB Impuls' net profit for that year provided certain conditions are met. In addition, KB Impuls may not, without Alcatel's prior consent, make a loan or advance to any person, with limited exceptions.

- In September 2001, VimpelCom-Region entered into a vendor financing arrangement with Alcatel providing for financing of an amount up to Euro 18.3 million. This indebtedness is guaranteed by our company, secured by the equipment acquired from Alcatel with the proceeds of the financing and bears interest at the rate of six month EURIBOR plus 2.9%. This indebtedness was due on various dates through September 2002. In December 2002, we repaid Euro 4.6 million and extended the maturity on the remaining indebtedness so that it is due on various dates through

December 27, 2005. In 2002, VimpelCom-Region entered into two additional vendor financing arrangements with Alcatel. This indebtedness, which is due in June 2003, is not guaranteed by our company, but is secured by the equipment acquired from Alcatel. As of December 31, 2002, US$8.4 million of the indebtedness incurred in 2002 bears interest at the rate of three month EURIBOR plus 5% and US$1.1 million bears interest at the rate of three month LIBOR plus 5%. As of December 31, 2002, approximately US$23.9 million (including accrued interest) was outstanding. All of the indebtedness to Alcatel is subject to acceleration in the event that VimpelCom-Region repays its indebtedness to Ericsson (as described below). VimpelCom-Region's vendor financing arrangements with Alcatel contain certain restrictive covenants, which provide, among other things, that VimpelCom-Region may not pledge, encumber or grant a lien or security interest over VimpelCom-Region's revenues, properties and rights to receive income as security for indebtedness of VimpelCom-Region (subject to certain exceptions). In addition, these financing arrangements require VimpelCom-Region to first obtain Alcatel's consent before entering into material contracts outside of the ordinary course of business, or material contracts with any shareholder of VimpelCom-Region or an affiliate of our company (in each case subject to certain exceptions). VimpelCom-Region also may not, without Alcatel's prior consent, pay dividends to our company or any other of its direct or indirect shareholders, or make any loan or advance to any person, with limited exceptions.

- In December 2001, VimpelCom-Region entered into a US$16.6 million vendor financing arrangement with Ericsson. In December 2002, we repaid all amounts owed under this vendor financing agreement. In August 2002, VimpelCom-Region entered into a second credit agreement with Ericsson Credit AB. As of December 31, 2002, US$45.6 million (including accrued interest) was outstanding. This amount included US$8.3 million, which represented debt for equipment delivered, but not yet covered by the credit agreement. This amount will become subject to the credit agreement when VimpelCom-Region accepts delivery of the equipment that it has purchased. This indebtedness bears interest at the rate of one month LIBOR plus 5%, is secured by the equipment acquired from Ericsson, and is due on June 20, 2003. The indebtedness is subject to acceleration in the event VimpelCom-Region repays its indebtedness to Alcatel. VimpelCom-Region's vendor financing arrangements with Ericsson contain certain restrictive covenants, which provide, among other things, that VimpelCom-Region may not grant a security interest over its assets or properties in excess of US$5 million in the aggregate, with certain exceptions (including purchase money security interests, pledges of equipment not subject to a security interest in favor of Ericsson, and pledges of accounts receivable and inventory in order to finance the same). In addition, VimpelCom-Region may not, without first obtaining Ericsson's consent, give guarantees of indebtedness in an aggregate amount exceeding US$5 million at any time or make investments in or loans to any of its subsidiaries or affiliates or any third parties, in each case in excess of US$5 million in any calendar month, and may not, without first obtaining Ericsson's consent, pay amounts to any of its shareholders or to a person to whom amounts are owed under any loan guaranteed by any of its shareholders, subject to certain exceptions. VimpelCom-Region may repay amounts owing to our company under unsecured loans with interest rates no greater than 4.2% per annum and leases only up to an amount equal to the amount of equity contributions to VimpelCom-Region made by our company and any other shareholders in the period since August 21, 2002. VimpelCom-Region may make payments under leases, service agreements and other agreements only up to specified monthly amounts.

- In April 2002, we entered into a frame agreement with LLC Technoserv A/S providing for the supply of telecommunications equipment, which includes an unsecured credit arrangement whereby we initially agreed to pay for 85% of the purchase price of the equipment with our promissory notes and 15% in cash. As of December 31, 2002, we had delivered or will be required to deliver promissory notes to Technoserv under this credit arrangement in the aggregate amount of US$4.0 million. This amount includes euro-denominated promissory notes with Euro 0.7 million (approximately US$0.7 million) of carrying value and Euro 0.8 million (approximately US$0.8 million) of face value, U.S.-dollar-denominated promissory notes with US$1.2 million of carrying value and US$1.4 million of face value, and Euro 2.0 million (approximately US$2.1 million) in promissory notes that we will issue to Technoserv once it completes delivery and installment of certain equipment that we have purchased. Our outstanding promissory notes were issued at a discount with an effective annual interest rate of 10%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

- In May 2002, VimpelCom-Region entered into a frame agreement with Technoserv providing for the supply of telecommunications equipment. As with the frame agreement into which our company entered with Technoserv, this frame agreement included an unsecured credit arrangement whereby VimpelCom-Region initially agreed to pay for 85% of the purchase price of the equipment with its promissory notes and 15% in cash. As of December 31, 2002, VimpelCom-Region had delivered or will be required to deliver promissory notes to Technoserv under this credit arrangement in the aggregate amount of US$11.0 million. This amount includes euro-denominated promissory notes with Euro 3.4 million (approximately US$3.5 million) of carrying value and Euro 3.9 million (approximately U.S.$4.1 million) of face value, U.S.-dollar-denominated promissory notes with U.S.$4.1 million of carrying value and US$4.8 million of face value, and Euro 3.2 million (approximately US$3.3 million) in promissory notes to be issued by VimpelCom-Region once Technoserv completes delivery and installment of certain equipment that VimpelCom-Region has purchased. VimpelCom-Region's outstanding promissory notes were issued at a discount with an effective annual interest rate of 10%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

- In August 2002, we entered into a frame agreement with LLC «General DataCom» providing for the supply of telecommunications equipment. As with our Technoserv frame agreements, this frame agreement includes an unsecured credit arrangement whereby we initially agreed to pay for 85% of the purchase price of the equipment with our promissory notes and 15% in cash. As of December 31, 2002, we had delivered or will be required to deliver promissory notes to General DataCom under this credit arrangement in the aggregate amount of US$6.3 million, which included promissory notes with US$2.6 million of carrying value and US$2.6 million of face value and US$3.7 million in promissory notes that we will issue once General DataCom completes delivery of certain equipment that we have purchased. Our outstanding promissory notes bear an annual interest rate of six month LIBOR plus 2%. Each completed delivery of equipment was paid for with twelve promissory notes that mature in equal quarterly installments over three years.

Recent Developments

In January 2003, VimpelCom-Region acquired a 90% controlling interest in Closed Joint Stock Company «StavTeleSot» from our strategic partner, Telenor and another shareholder. At the time of this acquisition, VimpelCom guaranteed US$1.5 million of indebtedness owed by StavTeleSot to Telenor.

In January 2003, we entered into a non-revolving credit line agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment. The credit line bears interest at the rate of six month LIBOR plus 0.7%. The interest is payable semiannually. Each of the three tranches under the credit line is repayable in six equal installments, over a three-year period, which commences approximately four months prior to the date when delivery of the equipment we purchased is completed. The end of the last delivery period for the equipment we purchased falls on December 30, 2003. The credit line is secured by a pledge of the telecommunications equipment we acquired from Ericsson and a guarantee from the Swedish Export Credit Agency «EKN». In addition to payment of interest, we are obliged to pay to the Export Credit Agency a fee in the amount of 5.03% of the relevant tranche before first draw down under each tranche. Our credit line agreement with Bayerische and Nordea contain covenants substantially similar to the covenants related to our US$250 million loan from J.P. Morgan AG discussed above. However, we are permitted to prepay, with five business days' notice, any amounts outstanding under the Bayerische and Nordea credit line agreement.

In February 2003, VimpelCom-Region entered into another credit agreement with Ericsson to borrow up to US$55.9 million, with terms substantially identical to the terms of the August 2002 credit agreement with Ericsson.

On April 3, 2003, we announced our intention to issue ruble-denominated bonds through LLC VimpelCom Finance, one of our consolidated Russian subsidiaries, following the registration of the issuance with the Russian Federal Commission on the Securities Markets, or the FCSM. The bonds will be guaranteed by VimpelCom-Region. The proposed amount of the issue is three billion rubles, which is the equivalent of approximately US$95.9 million at the Central Bank of Russia exchange rate on April 3, 2003. The proposed maturity period is three years and the bonds have a put option on the first anniversary of the placement date. The coupon rate for the first two coupon payments will be defined depending on market conditions. The coupon rate for further coupon payments will be determined by the issuer no later than ten days before the second coupon payment. Interest will be paid semiannually. We expect to place the bonds in May 2003. Our intention to consummate the proposed ruble bond offering is based on our management's best assessment of our strategic and financial position and of future market conditions and trends, which involve risks and uncertainties. As a result of these risks and uncertainties, we cannot assure you that we will be able to complete this proposed transaction.

In April 2003, VimpelCom-Region received an unsecured ruble-denominated credit facility of 640 million rubles, of which 435 million rubles has been drawn, which is approximately US$14 million at the Central Bank of Russian exchange rate on April 7, 2003. The credit facility bears interest at 14% interest rate per annum payable with amounts drawn on the credit facility on July 14, 2003. If the ruble bond offering takes place, VimpelCom-Region intends to repay this unsecured facility with the proceeds therefrom.

Contractual Obligations

The following table summarizes the contractual principal maturities of long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2002.

		Payments due by period			
	Total	**Prior to December 31, 2003**	**January 1, 2004 to December 31, 2005**	**January 1, 2006 to December 31, 2007**	**After January 1, 2008**
(in millions of US dollars)					
Contractual Obligations(1)					
Bank loans	93.9	37.8	26.6	29.5	–
2002 Loan from J.P. Morgan AG	250.0	–	250.0	–	–
Equipment financing (including accrued interest)	216.0	134.6	81.2	0.2	–
5.5% Senior convertible notes (including accrued interest)	85.9	–	85.9	–	–
Capital lease obligations	4.8	3.9	0.9	–	–
Purchase obligations	26.1	26.1	–	–	–
Total	**676.7**	**202.4**	**444.6**	**29.7**	–

(1) Debt payments could be accelerated upon violation of debt covenants.

Investing activities

We purchase network equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2002, our payments for purchases of equipment, intangible assets and other non-current assets were approximately US$332.8 million (as compared to US$154.9 million in 2001 and US$81.8 million in 2000) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$69.2 million (as compared to US$6.8 million in 2001 and US$3.0 million in 2000). In 2002, for our Moscow license area operations, payments for purchases of equipment, intangible assets and other non-current assets were approximately US$214.2 million (as compared to US$102.2 million for 2001 and US$80.7 million in 2000) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$0.0 million (as compared to US$2.6 million in 2001 and US$3.0 million in 2000). In 2002, in the regions our payments for purchases of equipment, intangible assets and other non-current assets were approximately US$118.6 million (as compared to US$52.7 million in 2001 and US$1.1 million in 2000) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$69.2 million (as compared to US$4.2 million in 2001 and US$0.0 million in 2000).

Our significant acquisitions in 2000, 2001 and 2002 and the first quarter of 2003 include the following.

In March 2000, we acquired the remaining 50% of voting shares in our subsidiary, RTI Service-Svyaz that we did not previously own for US$3.0 million, thus increasing our ownership interest in RTI Service-Svyaz to 100%.

In January 2001, we acquired all of the outstanding shares of common stock of Closed Joint Stock Company MSS-Start, which operated under the trade name «Mobile Center,» for approximately US$3.2 million. Mobile Center is a retail dealer for mobile communications companies.

In April 2001, VimpelCom-Region acquired 93% of the shares of common stock of Cellular Company, a wireless AMPS telecommunications operator in Novosibirsk, for approximately US$4.5 million. At the time of the acquisition, Cellular Company had 23,200 subscribers. In February 2002, VimpelCom-Region acquired an additional 5% of the stock of Cellular Company for approximately US$0.2 million and now holds a 98% interest. The remaining 2% of Cellular Company is owned by our wholly owned subsidiary KB Impuls.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Open Joint Stock Company «Orensot», which represented a 77.6% controlling interest in the company. VimpelCom-Region paid approximately US$14.2 million for this ownership stake. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers (including 46,100 GSM subscribers). In October 2002, VimpelCom-Region acquired an additional 29,274 shares of Orensot for approximately US$3.9 million, which represented a 21.2% controlling interest. As of December 31, 2002, VimpelCom-Region owned 136,358 shares, or 98.8%, of Orensot.

In October 2002, we acquired 1%, or 200 shares of common stock, of Open Joint Stock Company «Bee Line Samara» for approximately US$0.7 million, increasing our interest in Bee Line Samara to 51%. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition of the 1% interest, Bee Line Samara had approximately 103,000 D-AMPS subscribers.

In December 2002, VimpelCom-Region acquired 100% of the issued and outstanding shares of Closed Joint Stock Company «Extel» from our strategic partner, Telenor, and another shareholder, for approximately US$25.3 million. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100% of Limited Liability Company «Vostok-Zapad Telecom» for approximately US$26.6 million. Vostok-Zapad Telecom has a GSM-1800 license for the Ural region and a dual band GSM-900/1800 license for the following six territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the Republic of Komi, the Republic of Udmurtia and the Yamal-Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January 2003, VimpelCom-Region acquired a 90% controlling interest in Closed Joint Stock Company «StavTeleSot» from our strategic partner, Telenor and another shareholder. VimpelCom-Region paid approximately US$38.4 million for this ownership stake. StavTeleSot has a dual band GSM-900/1800 license for the Stavropol region, which covers approximately 2.7 million people. StavTeleSot has two 80%-owned subsidiaries: CJSC «Karachaevo-CherkesskTeleSot» and CJSC «Kabardino-Balkarsky GSM» which have GSM 900 licenses for their local areas, which cover approximately 0.4 million people and 0.8 million people, respectively. At the time of the acquisition, StavTeleSot had approximately 175,000 subscribers, and its subsidiaries had an aggregate of 18,000 subscribers.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our estimated capital expenditures for 2003 are approximately US$500 million, with roughly more than 80% to be invested in our network development.

In addition to the amounts noted above, our company plans to continue investing in acquiring existing wireless operators in various license areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future will come from:
- cash currently held by our company;
- investments in VimpelCom-Region to be made by Alfa Group;
- operating cash flows;
- vendor financing,
- borrowings under bank financings; and
- financing from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contingent Liabilities

The taxation system in Russia is evolving as the central government transforms itself from a command to a market economy. There were many Russian Federation tax laws and related regulations introduced in 2002 and previous years that were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on our best estimate. Our estimate of the amount of potential liabilities that can be subject to different interpretations of the tax laws and regulations and are not accrued in the financial statements could be up to approximately US$7.5 million. We believe that it is not probable that the ultimate outcome of such matters would result in a liability.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia in that they reflect certain adjustments not recorded in our statutory books that are necessary to present our financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to:
- revenue recognition;
- recognition of interest expense and other operating expenses;
- valuation and depreciation of property and equipment;
- foreign currency translation;
- deferred income taxes;
- capitalization and amortization of telephone line capacity;
- valuation allowances for unrecoverable assets;
- capital leases; and
- consolidation and accounting for subsidiaries.

The consolidated financial statements set forth herein include the accounts of our company and our consolidated subsidiaries. Our consolidated financial statements also include the accounts of VimpelCom (BVI) Ltd., a special-purpose entity affiliated with and controlled by our company, and VC Limited, a wholly owned subsidiary of VimpelCom (BVI) Ltd. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20% and not more than 50%.

We pay taxes computed on income reported for Russian tax purposes. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

Certain Factors Affecting our Results of Operations

Inflation

The Russian government has battled inflation for the last decade and had made significant progress by the mid-1990s. In 2000, Russia's annual inflation rate was 20.2% and in 2001 it was 18.6%. According to the Goskomstat, inflation was 15.1% in 2002. In November 2002, the AICPA International Practices Task Force concluded that Russia will no longer be considered a highly inflationary economy for purposes of FASB Statement No. 52 effective January 1, 2003. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the ruble. However, inflation affects the purchasing power of our mass market subscribers.

Foreign Currency Translation

We report to Russian tax authorities and maintain our statutory accounting records in rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of SFAS No. 52, «Foreign Currency Translation.» Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

The ruble is not fully convertible outside Russia. From 1995 until August 17, 1998, the Russian government and the Central Bank of Russia had generally kept the ruble trading within a fixed exchange rate band. However, after the government's announcement on August 17, 1998 to widen the ruble corridor to plus or minus 9.5 rubles per U.S. dollar, the value of the ruble plummeted from approximately 6.2 rubles per U.S. dollar to 20.7 rubles per U.S. dollar, losing over 70% of its value. The ruble continued to devalue in 1999, but stabilized in 2000. On December 31, 2000, the ruble-U.S. dollar exchange rate was 28.16 rubles per U.S. dollar and, on December 31, 2001, it was 30.14 per U.S. dollar. On December 31, 2002, the ruble-U.S. dollar exchange rate was 31.78 rubles per U.S. dollar.

On December 31, 2000, the U.S. dollar - euro exchange rate was 0.9283 U.S. dollars per euro and, on December 31, 2001, it was 0.8789 U.S. dollars per euro. On December 31, 2002, the U.S. dollar-euro exchange rate was 1.0417 U.S. dollars per euro.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar-ruble exchange rate on the date that payment is made. Subscribers are also charged a 1% surcharge to cover the cost of converting rubles into U.S. dollars. In addition, we hedge our euro-denominated liabilities with U.S. dollar-euro currency forward agreements and by maintaining some cash deposits in euros.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars and euros in order to manage against the risk of ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of network equipment and loans denominated in foreign currencies. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our euro-denominated liabilities is hedged by a series of euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, in order to avoid currency exposure we incur indebtedness denominated in U.S. dollars.

Trend Information

The Moscow Market. Our Moscow subscriber base increased from approximately 1.9 million in 2001 to approximately 3.7 million in 2002 as total penetration in Moscow increased from 27.4% to 42.4%. In 2003, we intend to maintain our strong market position in Moscow. While we expect the subscriber base to grow, the Moscow market is beginning to mature, which we expect to result in higher competition and, in the medium term, a reduction in the annual growth rates of new subscribers and revenue in the Moscow market.

Regional Expansion. In 2002, approximately 6.9 million new subscribers were added in the regions outside of Moscow, representing a nearly threefold increase in the Russian mobile telecommunication industry's regional customer base. As of December 31, 2002, there were approximately 10.8 million subscribers in the regions outside of Moscow, where the penetration rate increased to 8.4% from 3.1% as of December 31, 2001. In 2003, it is expected that the number of subscribers in the regions outside of Moscow will nearly double from approximately 10.8 million at the end of 2002 to approximately 19 million at the end of 2003, with penetration rates expected to reach 13%. Given the current level of penetration, we believe the Russian mobile telecommunications market will continue to expand rapidly over the next several years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall trend. In 2002, we expanded our subscriber base outside of the Moscow license area from approximately 200,300 subscribers as of December 31, 2001 to approximately 1.44 million subscribers as of December 31, 2002. As of March 31, 2003, we added approximately 600,000 new subscribers in the regions, in addition to approximately 190,000 subscribers acquired in connection with the purchase of StavTeleSot in the Stavropol region in January 2003. In connection with our regional expansion efforts, we launched commercial operations in St. Petersburg on April 16, 2003 and we intend to continue the rollout of our regional networks in 2003, including in the cities of Ekaterinburg, Chelyabinsk and Tyumen.

Decreasing ARPU. ARPU has declined from US$26.2 in 2001 to US$18.3 in 2002. We expect a continuing decline in ARPU due to increasing competition both in the regions, where we face greater competition due to the presence of both national and local mobile operators, and in the Moscow license area, where we compete primarily with national cellular operators, MTS and Megafon. In addition, as we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of mass-market subscribers, who typically generate lower ARPU, as was the case in Moscow.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We recognize service revenues when we render services to our subscribers. Revenues from handsets and accessories are recognized in the period in which the handsets and accessories are sold. Revenues on prepaid cards are deferred and recognized when the services are rendered. Our revenues are stated net of value-added taxes charged to our subscribers.

Our billing cycles' cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with the SEC Staff Accounting Bulletin No. 101, «Revenue Recognition in Financial Statements», we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives, which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of nine and one half years. We depreciate buildings and leasehold improvements using the straight-line method over estimated useful lives of 20 years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to 10 years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods. In 2002, we changed estimated useful lives of certain items of our equipment (see Note 3 to our consolidated financial statements).

Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. In 2000 and 2001, goodwill was amortized using the straight-line method over estimated remaining useful life. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, no amortization was taken on these assets in 2002. Our other intangible assets, principally our non-telecommunication licenses, are amortized on a straight-line basis over their estimated useful lives, generally four to ten years.

The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge.

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the

Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2000, we determined that certain items of our telecommunications D-AMPS equipment and licenses from the vendors of the equipment were impaired (see Note 10 to our consolidated financial statements). Impairment tests require estimates in respect of the grouping of long-lived assets. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers' inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carryforwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2002, our deferred tax asset amounted to US$15.9 million, net of valuation allowance of US$7.5 million. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business Combinations

We allocate purchase prices paid for the acquired businesses based on the fair value of acquired assets, including intangible assets, and assumed liabilities. The determination of the fair value of assets and liabilities is based on various factors, including our estimates of the future discounted cash flows. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of assets and liabilities of the acquired entities may result in different values for these assets and liabilities, goodwill and future depreciation and amortization expense.

Recent Accounting Pronouncements

Business Combinations, Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS's No. 141, «Business Combinations», and No. 142, «Goodwill and Other Intangible Assets», effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful life. Impairment losses that arise due to the initial application of this standard should be reported as a cumulative effect of a change in accounting principle.

We have adopted SFAS No. 141, "Business Combinations", which was effective for business combinations consummated after June 30, 2001. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, and discontinued amortization of goodwill as of such date. The impact of non-amortization of goodwill on our net income for the year ended December 31, 2002 was an increase of US$1.6 million, or US$0.04 per share of common stock – basic and US$0.04 per share of common stock – diluted, respectively.

We have completed the goodwill impairment testing identified in SFAS No. 142 and identified that there was no impairment of goodwill as of December 31, 2002.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging

Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 «Accounting for Stock-Based Compensation» to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 «Interim Financial Reporting» to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We adopted the disclosure requirements of SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation («FIN») No. 45, «Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others». FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on our results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, «Consolidation of Variable Interest Entities». FIN No. 46 defines the concept of «variable interests» and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. We do not expect that the adoption of the provisions of FIN No. 46 will have a material impact on our future results of operations, financial position or cash flow.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of our Form 20-F dated as of December 31, 2001 entitled «Certain Transactions.»

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep our cash and cash equivalents in interest bearing accounts, in U.S. dollars and euros, in order to manage against the risk of ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers' bank accounts to our bank accounts is one business day. Our average daily cash receipts exceed the ruble equivalent of US$3.2 million. This amount represents an exposure to changes in the exchange rate of the ruble in respect of money in transit. In addition we have ruble exposure from our VAT recoverable balance which is denominated in rubles and may depreciate over time.

Most of our equipment financing obligations are denominated in euros, which exposes us to risks associated with the changes in euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In May 2002, we entered into a forward agreement with Citibank providing for the purchase, in November 2002, of 5.0 million in U.S. dollars at a rate of Euro 0.897 per U.S. dollar. In August 2002, our subsidiary KB Impuls entered into a forward agreement with Citibank providing for the purchase of Euro 89.9 million in U.S. dollars at a rate of Euro 0.9599 per U.S. dollar in several instalments during the period from January 2003 to January 2006. We have entered into the above-mentioned agreements to hedge our foreign currency risk associated with our equipment financing obligations denominated in euros. In accordance with the agreement dated August 2002, KBI made a prepayment to Citibank in the amount of US$8.0 million. As of December 31, 2002, the fair value of the forward agreement between KBI and Citibank was US$6.2 million.

The following table summarizes information on our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2002 approximates total value.

	Years ended December 31,						At Dec. 31, 2002	At Dec. 31, 2001
	2003	2004	2005	2006	2007	Thereafter		
				(U.S. dollars in millions)				
Assets								
Cash and cash equivalents								
Russian rubles	40.2	–	–	–	–	–	40.2	21.7
Euros and other currencies	40.7	–	–	–	–	–	40.7	11.9
Liabilities								
Euro-denominated long-term debt, including current portion								
Variable rate (EURIBOR plus 2.9%–5.0%)	65.2	44.1	24.0	–	–	–	133.3	74.4
Fixed rate (10.0%)	3.5	3.5	2.4	0.2	–	–	9.6	–
Ruble-denominated long-term debt, including current portion								
Fixed rate (16%–26%)	2.5	–	–	–	–	–	2.5	–
Bank of Russia: US$/Ruble exchange rate	31.7844							
Bank of Russia: Euro/US$ cross rate	1.0417							
Forward agreement to purchase euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	36.6	33.0	16.4	0.3				

Our equipment financing facilities with Alcatel, Ericsson and DataCom bear interest at rates ranging from EURIBOR plus 2.9% to EURIBOR plus 5.0% and LIBOR plus 2.0% to LIBOR plus 5.0%. As of December 31, 2002, approximately US$197.4 million (including US$133.3 million denominated in euros) of our outstanding indebtedness bore interest at variable rates, compared with US$124.5 million (including US$74.4 million denominated in euros) as of December 31, 2001.

The interest rate under the Sberbank credit lines is subject to change by Sberbank if certain events occur, such as a change in Russian law or increased cost of Sberbank to provide this credit line. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information about the maturity of our debt obligations with an indication of which obligations are potentially subject to changes in interest rates.

	Years ended December 31,						At Dec. 31, 2002	At Dec. 31, 2001
	2003	2004	2005	2006	2007	Thereafter	Total	Total
Vendor financing,								
US dollar-denominated (in millions)	5.9	1.0	1.7	–	–	–	8.6	–
Fixed rate	7.5%-12.5%	10.0%	10.0%	–	–	–		
Vendor financing,								
Euro-denominated (in millions)	3.5	3.5	2.4	0.2	–	–	9.6	–
Fixed rate	10.0%	10.0%	10.0%	10.0%	–	–		
Senior convertible notes,								
US dollar-denominated (in millions)	–	–	85.9	–	–	–	85.9	81.0
Fixed rate	–	–	12.52%	–	–	–		–
Bank loans								
VimpelCom loan from J.P. Morgan,								
US dollar-denominated (in millions)	–	–	250.0	–	–	–	250.0	–
Fixed rate	–	–	10.45%	–	–	–		
VimpelCom loan from Sberbank,								
US dollar-denominated (in millions)	33.4	16.7	–	–	–	–	50.1	66.8
Fixed rate, subject to change by Sberbank	11.5%	11.5%	–	–	–	–		
VimpelCom-Region loan from Sberbank,								
US dollar-denominated (in millions)	–	2.0	7.9	16.5	13.0	–	39.4	–
Fixed rate, subject to change by Sberbank	–	13.0%	13.0%	13.0%	13.0%	–		
Other loans, ruble-denominated (in millions of US dollars based on the Central Bank exhange rate of US$/Ruble 31.7844)	2.5	–	–	–	–	–	2.5	–
Fixed rate	16%-26%	–	–	–	–	–		
Other loans, US dollar-denominated	1.9	–	–	–	–	–	1.9	–
Fixed rate	14%-15%	–	–	–	–	–		

Our cash and cash equivalents are not subject to any material interest rate risk.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Open Joint Stock Company "Vimpel-Communications"

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of VimpelCom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company "Vimpel-Communications" at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (C.I.S.) Limited

March 14, 2003

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
	(In thousands of US dollars, except share amounts)	
Assets		
Current assets:		
Cash and cash equivalents (Note 5)	**US$ 263,657**	US$ 144,172
Short-term investments	–	920
Trade accounts receivable, net of allowance for doubtful accounts of US$ 12,916 in 2002 and US$ 8,598 in 2001 (Note 19)	**75,399**	49,678
Inventory	**15,209**	10,505
Deferred income taxes (Note 18)	**15,742**	8,940
Other current assets (Note 6)	**118,358**	49,772
Total current assets	**488,365**	**263,987**
Property and equipment, net (Note 8)	**957,602**	535,405
Telecommunications licenses, net (Note 9)	**88,385**	20,046
Other intangible assets, net (Note 9)	**55,730**	50,880
Due from related parties (Note 20)	**2,083**	951
Unamortized debt issue costs (Note 13)	**8,075**	4,789
Other assets (Note 11)	**92,504**	49,748
Total assets	**US$ 1,692,744**	**US$ 925,806**
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**US$ 80,241**	US$ 42,680
Due to related parties (Note 20)	**4,114**	883
Accrued liabilities	**49,492**	13,035
Deferred revenue	**2,016**	1,874
Customer deposits and advances	**106,655**	63,019
Capital lease obligation (Note 15)	**3,868**	4,208
Bank loans, current portion (Note 12)	**37,780**	17,852
Equipment financing obligations, current portion (Note 14)	**134,617**	68,290
Total current liabilities	**418,783**	**211,841**
Deferred income taxes (Note 18)	**35,227**	18,214
Bank loans, less current portion (Note 12)	**306,080**	50,100
5.5% Senior convertible notes due July 2005 (Note 13)	**85,911**	81,027
Capital lease obligation, less current portion (Note 15)	**899**	–
Equipment financing obligations, less current portion (Note 14)	**81,425**	56,196
Accrued liabilities	**3,265**	–
Commitments and contingent liabilities (Note 14, 24)	–	–
Minority interest	**98,491**	307
Shareholders' equity (Note 16):		
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	–	–
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued	**90**	90
Additional paid-in capital	**528,914**	504,876
Retained earnings	**195,300**	65,748
Treasury stock, at cost, 2,283,277 shares of common stock (2001: 2,330,926)	**(61,641)**	(62,593)
Total shareholders' equity	**662,663**	**508,121**
Total liabilities and shareholders' equity	**US$ 1,692,744**	**US$ 925,806**

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2002	2001	2000
	(In thousands of US dollars, except per share (ADS) amounts)		
Operating revenues:			
Service revenues and connection fees	US$ 727,868	US$ 383,321	US$ 252,333
Sales of handsets and accessories	49,934	43,228	32,031
Other revenues	1,842	1,347	1,309
Total operating revenues	779,644	427,896	285,673
Revenue-based taxes	(11,148)	(5,294)	(11,537)
Net operating revenues	768,496	422,602	274,136
Operating expenses:			
Service costs	111,387	74,097	61,326
Cost of handsets and accessories sold	41,709	37,471	34,030
Cost of other revenues	55	120	157
Selling, general and administrative expenses	271,963	149,052	108,482
Depreciation	85,204	48,690	47,458
Amortization	12,213	12,616	12,564
Impairment of long-lived assets (Note 10)	–	–	66,467
Provision for doubtful accounts	21,173	13,406	18,148
Total operating expenses	543,704	335,452	348,632
Operating income (loss)	224,792	87,150	(74,496)
Other income and expenses:			
Interest income	7,169	5,733	4,039
Other income	3,867	2,097	2,177
Other expenses	(2,142)	(2,578)	(25)
Gain (loss) on trading securities	36	420	(44)
Interest expense	(46,586)	(26,865)	(21,089)
Net foreign exchange loss	(9,439)	(110)	(2,661)
Total other income and expenses	(47,095)	(21,303)	(17,603)
Income (loss) before income taxes and minority interest	177,697	65,847	(92,099)
Income tax expense (benefit) (Note 18)	49,939	18,539	(14,343)
Minority interest in net (losses) earnings of subsidiaries	(1,794)	7	45
Net income (loss)	US$ 129,552	US$ 47,301	US$ (77,801)
Basic EPS:			
Net income (loss) per common share	US$ 3.41	US$ 1.41	US$ (2.57)
Weighted average common shares outstanding	38,014	33,642	30,264
Net income (loss) per ADS equivalent	US$ 2.56	US$ 1.06	US$ (1.93)
Diluted EPS:			
Net income (loss) per common share	US$ 2.91	US$ 1.18	US$ (2.57)
Weighted average diluted shares (Note 21)	44,489	40,068	30,264
Net income (loss) per ADS equivalent	US$ 2.18	US$ 0.89	US$ (1.93)

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
			(In thousands of US dollars, except shares)			
Balances at December 31, 1999	**26,980,000**	**US$ 88**	**US$ 201,986**	**US$ 98,914**	**US$ –**	**US$ 300,988**
Proceeds from issue of common stock to Telenor under the Share Purchase Agreement dated December 1, 1998	1,202,201	–	22,741	–	–	22,741
Proceeds from public offering net of cost of issuance (US$ 8,177)	3,118,675	1	79,372	–	–	79,373
Issuance and sale of ADSs to a consolidated affiliate	2,080,926	–	57,600	–	(57,600)	–
Proceeds from sale of ADSs to Telenor in a transaction exempt from registration consummated concurrently with the public offering net of cost of issuance (US$ 928)	1,800,399	–	50,981	–	–	50,981
Acquisition of treasury stock – 353,239 shares	–	–	–	–	(10,517)	(10,517)
Sales of treasury stock – 103,239 shares	–	–	–	(2,666)	5,524	2,858
Net loss	–	–	–	(77,801)	–	(77,801)
Balances at December 31, 2000	**35,182,201**	**89**	**412,680**	**18,447**	**(62,593)**	**368,623**
Proceeds from issue of common Stock to Eco Telecom under the Agreement dated May 30, 2001, net of cost of issuance (US$ 10,803)	5,150,000	1	92,196	–	–	92,197
Acquisition of treasury stock – 3,744 shares	–	–	–	–	(75)	(75)
Sales of treasury stock – 3,744 shares	–	–	–	–	75	75
Net income	–	–	–	47,301	–	47,301
Balances at December 31, 2001	**40,332,201**	**90**	**504,876**	**65,748**	**(62,593)**	**508,121**
Gain from issuance of subsidiary stock (Note 17)	–	–	23,073	–	–	23,073
Sale of treasury stock – 47,649 shares	–	–	965	–	952	1,917
Net income	–	–	–	129,552	–	129,552
Balances at December 31, 2002	**40,332,201**	**US$ 90**	**US$ 528,914**	**US$ 195,300**	**US$ (61,641)**	**US$ 662,663**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	**2001**	**2000**
		(In thousands of US dollars)	
Operating activities			
Net income (loss)	**US$ 129,552**	US$ 47,301	US$ (77,801)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**85,204**	48,690	47,458
Amortization	**12,213**	12,616	12,564
Impairment of long-lived assets	**–**	–	66,467
Mark-to-market adjustments for short-term investments	**(36)**	(420)	(47)
Provision for deferred taxes	**(8,385)**	(9,970)	(15,676)
Loss on foreign currency translation	**9,439**	110	2,661
Provision for doubtful accounts	**21,173**	13,406	18,148
Minority interest in net (losses) earnings of subsidiaries	**(1,794)**	7	45
Other adjustments	**–**	–	(731)
Changes in operating assets and liabilities:			
Short-term investments	**956**	50	–
Trade accounts receivable	**(42,659)**	(32,305)	(23,458)
Inventory	**(3,209)**	1,398	(1,444)
Other current assets	**(68,050)**	(23,431)	(15,661)
Due from related parties	**1,050**	692	153
Due to related parties	**(973)**	(1,371)	1,655
Accounts payable	**3,053**	10,048	(3,791)
Customer deposits	**42,411**	29,029	1,902
Deferred revenue	**(615)**	(23)	1,747
Accrued liabilities	**42,393**	5,232	(5,640)
Net cash provided by operating activities	**221,723**	**101,059**	**8,551**
Financing activities			
Proceeds from bank and other loans	**331,082**	1,899	117,240
Repayments of bank and other loans	**(30,461)**	(2,168)	(50,440)
Proceeds from loan from related party	**–**	–	50,000
Repayment of loan from related party	**–**	–	(50,000)
Proceeds from sale of convertible notes	**–**	–	72,937
Capital contributions in a consolidated subsidiary by minority shareholders	**116,960**	–	–
Payments of fees in respect of sale of convertible notes and other debt issue	**(6,203)**	(366)	(2,968)
Repayment of lease obligations	**(1,450)**	(1,292)	(62,677)
Repayment of equipment financing obligations	**(115,473)**	(36,338)	(26,351)
Proceeds from sale of capital stock	**–**	103,000	162,201
Payments of fees in respect of capital contributions	**–**	(10,803)	(9,106)
Purchase of treasury shares	**–**	(75)	(10,517)
Proceeds from sale of treasury shares	**–**	75	2,858
Net cash provided by financing activities	**294,455**	**53,932**	**193,177**

	Years ended December 31,		
	2002	2001	2000
		(In thousands of US dollars)	
Investing activities			
Purchases of property and equipment	**(291,437)**	(136,353)	(65,245)
Purchases of intangible assets	**(14,769)**	(4,398)	(7,366)
Purchase of RTI Service-Svyaz stock	–	–	(3,026)
Purchase of MSS-Start and Cellular Company stock, net of cash acquired of US$ 968	–	(6,768)	–
Purchase of Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom stock, net of cash acquired of US$ 1,537	**(69,165)**	–	–
Purchases of other assets	**(26,560)**	(14,135)	(9,183)
Net cash used in investing activities	**(401,931)**	**(161,654)**	**(84,820)**
Effect of exchange rate changes on cash and cash equivalents	**5,238**	(1,306)	(376)
Net increase(decrease) in cash	**119,485**	**(7,969)**	**116,532**
Cash and cash equivalents at beginning of year	**144,172**	**152,141**	**35,609**
Cash and cash equivalents at end of year	**US$ 263,657**	**US$ 144,172**	**US$ 152,141**
Supplemental cash flow information			
Cash paid during the period:			
Income tax	**US$ 52,594**	US$ 18,870	US$ 1,624
Interest	**30,810**	16,289	25,670
Non-cash activities:			
Equipment acquired under financing agreements	**140,367**	82,990	25,784
Accounts payable for equipment and license	**50,117**	15,652	11,587
Accrued debt and equity offering costs	–	554	–
Operating activities financed by sale of treasury stock	**1,917**	–	–
Acquisitions:			
Fair value of assets acquired	**121,388**	20,217	–
Carrying value of equity method investment in Bee-Line Samara before the acquisition of controlling interest	**(6,540)**	–	–
Cash paid for the capital stock	**(70,702)**	(7,736)	–
Liabilities assumed	**US$ 44,146**	US$ 12,481	US$ –

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

(Amounts presented are in thousands of US dollars unless otherwise indicated)

1. Description of Business

Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering ("IPO") of its common stock in the United States of America through the issuance of American Depositary Shares ("ADS"), each of which represents three-quarters of one share of VimpelCom's common stock. The proceeds of the IPO totaled US$63,251, net of related expenses of US$7,778. As of December 31, 2002, 55.64% of VimpelCom's outstanding common stock was owned by the holders of the ADSs; 28.98% by Telenor East Invest AS ("Telenor"); 13.05% by Eco Telecom Limited ("Eco Telecom") and 2.33% by others.

On July 28, 2000, VimpelCom completed the offering of its common stock in the form of ADS and senior convertible notes registered with the US Securities and Exchange Commission ("SEC") (Notes 13, 16).

On May 30, 2001, VimpelCom, Eco Telecom, a part of the Alfa Group of companies in Russia, Telenor and Closed Joint Stock Company VimpelCom-Region ("VimpelCom-Region"), a subsidiary of VimpelCom, signed agreements under which Eco Telecom was to purchase strategic ownership interests in VimpelCom and VimpelCom-Region, subject to certain regulatory approvals and other conditions precedent. VimpelCom-Region was formed to concentrate on the regional development of VimpelCom's GSM license portfolio. On November 5, 2001, under the terms of the transaction, Eco Telecom acquired 5,150,000 newly-issued shares of VimpelCom's common stock (equivalent of 6,866,667 ADSs) for an aggregate consideration of US$103,000, which was then contributed by VimpelCom as equity to VimpelCom-Region.

Together with the shares of common stock and convertible voting preferred stock of VimpelCom which Eco Telecom purchased from certain shareholders of VimpelCom, following the closing of the first tranche of the transaction, Eco Telecom owned 25% plus two shares of VimpelCom's total outstanding voting capital stock. Under the terms of the proposed transaction, Eco Telecom was also to make certain investments directly into VimpelCom-Region (Note 17).

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name "Bee-Line" in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation.

Open Joint Stock Company KB Impuls ("KBI"), a wholly-owned subsidiary of VimpelCom, was established in March 1991 and has been involved in the development and provision of wireless telecommunications services under the trade name "Bee-Line" in Russia. KBI was granted the first license to provide Personal Communications Services ("PCS") using the GSM-1800 standard in the Moscow license area and began full-scale commercial operations in June 1997. This license expires in April 2008.

In April 1998, VimpelCom was awarded four new GSM-1800 licenses, covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation.

In August 1998, VimpelCom and KBI received amendments to the original GSM-1800 licenses for the Moscow license area and the Central and Central Black Earth license area of Russia, to operate dual band GSM 900/1800 networks in these license areas. The cost of the allocation of frequencies under these amendments was US$30,000.

In August 1999, VimpelCom received amendments to the original GSM-1800 licenses for the Volga, North Caucasus and Siberian regions of the Russian Federation, to operate dual band GSM 900/1800 networks in these license areas. There was no additional cost associated with these amendments.

In April 2000, VimpelCom's amended GSM-1800 licenses covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation were re-issued to VimpelCom-Region.

On September 12, 2002, VimpelCom-Region was awarded a GSM-1800 license for the Northwest region. VimpelCom-Region's subsidiaries, Open Joint Stock Company Orensot ("Orensot") and Closed Joint Stock Company Extel ("Extel"), hold a GSM-900/1800 license for the Orenburg license area and GSM-900 license for the Kaliningrad license area, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom ("Vostok-Zapad Telecom"), a subsidiary of VimpelCom-Region, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region.

In addition, VimpelCom operates an AMPS/D-AMPS wireless telephone network under a license issued by the State Committee of the Russian Federation for Communications and Informatization, which expires in November 2007. VimpelCom determined that its long-lived assets relating to AMPS/D-AMPS network in the Moscow license area were impaired as of December 2000 due to the migration of customers from its AMPS/D-AMPS system to its GSM network (Note 10).

VimpelCom has also been granted AMPS licenses to operate cellular networks in the Kaluga, Karelia, Ryazan, Tver, Ulyanovsk, Vladimir and Vologda license areas. VimpelCom's subsidiary, Open Joint Stock Company Bee-Line Samara ("Bee-Line Samara"), was granted a license to operate an AMPS wireless network in the Samara region. Closed Joint Stock Company Cellular Company ("Cellular Company"), a subsidiary of VimpelCom-Region, holds an AMPS license for the Novosibirsk license area.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in VimpelCom's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with US GAAP. The principal adjustments relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VimpelCom and its subsidiaries KBI, Closed Joint Stock Company RTI Service-Svyaz ("RTI Service-Svyaz"), Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS Start ("MSS Start"), Bee-Line Samara, VC ESOP N.V., Vimpelcom Finance B.V. and its subsidiary VimpelCom B.V., VimpelCom-Region and its subsidiaries Closed Joint Stock Company Cellular Company ("Cellular Company"), Orensot, Extel, Vostok-Zapad Telecom, Closed Joint Stock Company Mobile Communication Center – Smolensk, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Tver and Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod. The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited.

In accordance with the requirements of the Financial Accounting Standards Board's (the "FASB") Emerging Issues Task Force Issue ("EITF") No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", VimpelCom consolidates majority-owned subsidiaries when minority shareholders do not have substantive participating rights.

All intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for companies in which VimpelCom has significant influence. Generally this represents voting stock ownership of at least 20% and not more than 50%.

Foreign Currency Translation

VimpelCom's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles and euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2002 and 2001, the official rates of exchange were 31.78 rubles = US$1 and 30.14 rubles = US$1, respectively. The translation of ruble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Short-term Investments

Short-term investments consist primarily of promissory notes and trading securities. Short-term investments are considered to be trading securities and are stated at fair value, with unrealized gains and losses included in gain (loss) on trading securities.

Doubtful Accounts

VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of nine and one-half years. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. In 2000 and 2001, goodwill was amortized using the straight-line method over estimated remaining useful life. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, no amortization was taken on these assets in 2002. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally four to ten years.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Software Costs

Under the provision of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system. Revenue is recognized when the service is rendered. Revenues from equipment sales and other services are recognized in the period in which the equipment is sold and services are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues are stated net of value-added taxes charged to customers.

In accordance with the provisions of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", VimpelCom has deferred telecommunications connection fees. The deferral of revenue will be recognized over the estimated average subscriber life, which is generally two years.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were US$30,450, US$21,829 and US$18,488, respectively.

Rent

VimpelCom leases office space and premises where telecommunications equipment is installed. There were no non-cancelable operating leases in 2002 and 2001.

Rent expense under all operating leases and rental contracts in 2002, 2001 and 2000 was US$18,152, US$9,656, and US$5,768, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom's contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2002, 2001 and 2000 were US$7,668, US$5,037 and US$2,793, respectively.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition,

VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery. VimpelCom's credit risk arising from its trade accounts receivable is mitigated due to the large number of its subscribers, of which approximately 85% subscribed to a prepaid service as of December 31, 2002 and, accordingly, do not give rise to credit risk.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel, Ericsson and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments
The carrying amounts for financial instruments, consisting of cash and cash equivalents, short-term investments, trade accounts receivable, forward agreement obligations under accounts payable, bank loans and equipment financing liabilities approximate their fair value.

The fair value of senior convertible notes based on quoted market prices was US$106,266 and US$86,198 as of December 31, 2002 and 2001, respectively.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income (loss). Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders' equity. VimpelCom does not have comprehensive income items. Accordingly, net income (loss) is equivalent to comprehensive income for each of the years presented.

Stock-Based Compensation
VimpelCom follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 23), VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, to stock-based employee compensation.

	Years ended December 31,		
	2002	2001	2000
Net income (loss), as reported	**US$ 129,552**	US$ 47,301	US$ (77,801)
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	**4,085**	–	–
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	**(1,386)**	(1,363)	(42)
Pro forma net income	**US$ 132,251**	**US$ 45,938**	**US$ (77,843)**
Earnings per share:			
Basic—as reported	**US$ 3.41**	US$ 1.41	US$ (2.57)
Basic—pro forma	**US$ 3.48**	US$ 1.37	US$ (2.57)
Diluted—as reported	**US$ 2.91**	US$ 1.18	US$ (2.57)
Diluted—pro forma	**US$ 2.97**	US$ 1.15	US$ (2.57)

Derivative Instruments and Hedging Activities
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

Business Combinations, Goodwill and Other Intangible Assets
In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS's No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill

and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful life. Impairment losses that arise due to the initial application of this standard should be reported as a cumulative effect of a change in accounting principle.

VimpelCom has adopted SFAS No. 141, "Business Combinations", which was effective for business combinations consummated after June 30, 2001. VimpelCom adopted SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, and discontinued amortization of goodwill as of such date. The impact of non-amortization of goodwill on VimpelCom's net income for the year ended December 31, 2002 was an increase of US$1,632, or US$0.04 per share of common stock – basic and US$0.04 per share of common stock – diluted, respectively.

VimpelCom has completed the goodwill impairment testing identified in SFAS No. 142 and identified that there was no impairment of goodwill as of December 31, 2002.

Accounting for Assets Retirement Obligations
In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on VimpelCom's results of operations, financial position or cash flow.

Accounting for Costs Associated with Exit or Disposal Activities
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on VimpelCom's results of operations, financial position or cash flow.

Accounting for Stock-Based Compensation
In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 "Interim Financial Reporting" to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 effective for financial statements for fiscal years ending after December 15, 2002. VimpelCom adopted the disclosure requirements of SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002.

Accounting for Guarantees
In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on VimpelCom's results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities
In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. VimpelCom does not expect that the adoption of the provisions of FIN No. 46 will have a material impact on VimpelCom's future results of operations, financial position or cash flow.

Reclassifications
Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation.

3. Changes in Estimates

At the beginning of fiscal year 2002, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 6.5 to 5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$3,152 equivalent to US$0.08 per share of common stock – basic and US$0.07 per share of common stock – diluted.

At the beginning of the second quarter 2002, VimpelCom changed the estimated remaining useful life of NAMPS telecommunications equipment from 4.25 to 1.75 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,752 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted.

At the beginning of the third quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$2,239 equivalent to US$0.06 per share of common stock – basic and US$0.05 per share of common stock – diluted.

At the beginning of the fourth quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,857 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted.

4. Acquisitions

On December 15, 1999, VimpelCom paid US$29,536 to Alcatel SEL AG ("Alcatel") for the 12% of KBI's common stock, which VimpelCom did not previously own. In accordance with Russian legislation, legal ownership of shares is effective as at the date of registration of the transaction in the register of shareholders. The purchase of KBI's shares by VimpelCom was registered on January 3, 2000. The excess of acquisition cost over the fair market value of 12% of the net assets of KBI amounted to US$12,699 and was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life, 8 years, until December 31, 2001 and is subject to annual impairment tests commencing January 1, 2002.

On March 13, 2000, VimpelCom increased its share of ownership in RTI Service-Svyaz to 100% by acquiring the remaining 50% of voting shares it did not previously own for US$3,026. The excess of the fair market value of 50% of the net assets of RTI Service-Svyaz over acquisition cost reduced the value of property and equipment in the accompanying consolidated financial statements.

In January 2001, VimpelCom acquired 100% of the shares of common stock of MSS Start operating under a trademark "Mobile Center", a retail dealer for mobile communications companies, for US$3,192. The acquisition was recorded under the purchase method of accounting. The results of operations of MSS Start were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In April 2001, VimpelCom-Region, a subsidiary of VimpelCom, acquired 93% of shares of common stock of Cellular Company, a cellular operator in Novosibirsk, operating under trade marks "Bee Line" and "Fora", for US$4,544. The acquisition was recorded under the purchase method of accounting. The results of operations of Cellular Company were included in the accompanying financial statement from the date of acquisition. The excess of acquisition cost over the fair value of 93% of net assets of Cellular Company amounted to US$317 as of the date of acquisition and was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life, 7 years, until December 31, 2001 and is subject to annual impairment tests commencing January 1, 2002.

In February 2002, VimpelCom-Region acquired 5% of Cellular Company's common stock, which VimpelCom-Region did not previously own, for US$227. The excess of acquisition cost over the fair value of 5% of the net assets of Cellular Company amounted to US$15 and was recorded as goodwill. Goodwill is subject to annual impairment tests.

2% of shares of common stock of Cellular Company were owned by KBI before the acquisition. Therefore, after the acquisition, VimpelCom-Region and KBI collectively controlled 100% of shares of the common stock of Cellular Company.

In July 2002, VimpelCom-Region acquired 77.6% of common stock of Orensot, a cellular communication enterprise operating in the Orenburg region, for US$14,204. In October 2002, VimpelCom-Region acquired 21.21% of Orensot's common stock, which VimpelCom-Region did not previously own, for US$3,882. This transaction increased VimpelCom-Region's ownership in Orensot to 98.81%. The acquisitions were recorded under the purchase method of accounting. The results of operations of Orensot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In October 2002, VimpelCom acquired 1% of common stock of Bee-Line Samara, a cellular operator in Samara region, which VimpelCom did not previously own, for US$680. This transaction increased VimpelCom's ownership in Bee-Line Samara to 51%. The acquisition was recorded under purchase method of accounting. The investment in Bee-Line Samara was accounted for under the equity method prior to October 2002. The accounts of Bee-Line Samara are included in VimpelCom's consolidated financial statements from October 2002. The fair value of 1% of net assets acquired approximated the cost of acquisition.

In December 2002, VimpelCom-Region acquired 100% of Extel, a cellular communication enterprise operating in the Kaliningrad region, for US$25,312. The acquisition was recorded under the purchase method of accounting. The results of operations of Extel were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In December 2002, VimpelCom-Region acquired 100% of ownership interest in Vostok-Zapad Telecom, a company that holds a GSM-900/1800 license for operations in the Ural region, for US$26,608. The acquisition was recorded under the purchase method of accounting. The results of operations of Vostok-Zapad Telecom were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

The following table summarizes the estimated fair values of the intangible assets acquired of Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom at the date of acquisition.

Intangible assets subject to amortization (10.9 years weighted-average useful life)	
Licenses (11.0 years weighted-average useful life)	US$ 71,701
Other intangible assets (8.5 years weighted-average useful life)	711
	US$ 72,412

The following unaudited pro forma combined results of operations for VimpelCom give effect to Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom business combinations as if they had occurred at the beginning of 2002 and 2001. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,	
	2002	**2001**
Pro forma total operating revenues	**US$ 818,012**	US$ 463,179
Pro forma net income	**137,171**	52,075
Pro forma basic net income per common share	**3.61**	1.55
Pro forma diluted net income per common share	**3.08**	1.30

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2002	**2001**
Rubles	**US$ 40,185**	US$ 21,670
US dollars	**182,815**	110,631
EURO and other currencies	**40,657**	11,871
	US$ 263,657	**US$ 144,172**

6. Other Current Assets

Other current assets consisted of the following at December 31:

	2002	**2001**
Value added tax and other taxes	**US$ 88,528**	US$ 37,298
Advances to suppliers	**15,194**	6,905
Forward agreement (Note 7)	**2,639**	–
Prepayment under forward agreement (Note 7)	**2,041**	–
Other	**9,956**	5,569
	US$ 118,358	**US$ 49,772**

7. Forward Agreements with Citibank

VimpelCom enters into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom's foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates.

On May 14, 2002, VimpelCom entered into a forward agreement with Citibank for purchase of EURO 5,000 thousand on November 15, 2002 for US dollars at a rate of 0.897 EURO/1US$ to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified for hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. VimpelCom purchased EURO 5,000 thousand on November 15, 2002. The net gain of US$ 542 related to the change in the fair value of the derivative from May 14, 2002 to November 15, 2002 was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2002.

On August 26, 2002, KBI entered into a forward agreement with Citibank for purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified for hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The derivative was recorded at fair value of US$ 6,222 as of December 31, 2002, and included in other current assets and other assets in the amount of US$ 2,639 and US$ 3,583, respectively, in the accompanying consolidated balance sheet (Notes 6, 11). The net gain of US$ 6,222 related to the change in the fair value of the derivative was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2002.

In accordance with the forward agreement, KBI made a prepayment in the amount of US$ 8,000 with Citibank. As of December 31, 2002, the deposit was recorded as other current assets and other assets in the amount of US$ 2,041 and US$ 5,959, respectively (Notes 6, 11).

8. Property and Equipment

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2002	2001
Telecommunications equipment held under capital lease agreements	**US$ 8,424**	US$ 5,517
Telecommunications equipment	**640,295**	340,464
Buildings and leasehold improvements	**39,892**	37,611
Office and measuring equipment	**58,951**	39,284
Vehicles	**4,072**	3,042
Furniture	**4,470**	3,411
Other equipment	**4,919**	4,705
	761,023	**434,034**
Accumulated depreciation	**(165,930)**	(107,738)
Equipment not installed and assets under construction	**362,509**	209,109
	US$ 957,602	**US$ 535,405**

Capitalized interest in the amount of US$1,583 and US$0 was included in the cost of telecommunications equipment in the year ended December 31, 2002 and 2001, respectively.

In July 2000, VimpelCom purchased all the telecommunications equipment previously held under capital lease agreements with AB LM Ericsson Finans.

In April 2001, VimpelCom-Region acquired Cellular Company (Note 4). Cellular Company had telecommunications equipment held under capital lease agreements (Note 15).

In October 2002, VimpelCom acquired controlling ownership interest in Bee-Line Samara (Note 4). Bee-Line Samara had telecommunications equipment held under capital lease agreements (Note 15).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$2,965 and US$988 at December 31, 2002 and 2001, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$1,977, US$988 (commencing April 2001) and US$9,789 (until July 2000) for the years ended December 31, 2002, 2001 and 2000, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

VimpelCom recorded an impairment charge of US$61,000 in respect of telecommunications equipment as of December 31, 2000 (Note 10).

9. Telecommunications Licenses and Other Intangible Assets

The total gross carrying value and accumulated amortization of VimpelCom's telecommunications licenses was as follows:

December 31, 2002		December 31, 2001	
Cost	Accumulated amortization	Cost	Accumulated amortization
101,826	**(13,441)**	30,000	(9,954)

Telecommunications licenses were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom's intangible assets by major intangible asset class was as follows:

	December 31, 2002		December 31, 2001	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Telephone line capacity	**US$ 89,826**	**US$ (45,487)**	US$ 76,553	US$ (37,404)
Goodwill	**13,025**	**(3,209)**	13,010	(3,209)
Other intangible assets	**3,439**	**(1,864)**	3,240	(1,310)
	US$ 106,290	**US$ (50,560)**	**US$ 92,803**	**US$ (41,923)**

Amortization expense for each of the succeeding five years is expected to be as follows:

2003	US$ 19,595
2004	19,595
2005	19,595
2006	19,595
2007	18,681

The pro forma impact of non-amortization of goodwill on net income and net income per share for the year ended December 31, 2001 compared to actual results for the year ended December 31, 2002 is as follows:

	Years ended December 31,		
	2002	**2001**	**2000**
	(In thousands of US dollars, except per share amounts)		
Reported net income	**US$ 129,552**	US$ 47,301	US$ (77,801)
Goodwill amortization	**–**	1,621	1,588
Adjusted net income	**US$ 129,552**	**US$ 48,922**	**US$ (76,213)**
Basic net income per common share:			
Reported net income	**US$ 3.41**	US$ 1.41	US$ (2.57)
Goodwill amortization	**–**	0.04	0.05
Adjusted net income per common share	**US$ 3.41**	**US$ 1.45**	**US$ (2.52)**
Diluted net income per common share:			
Reported net income	**US$ 2.91**	US$ 1.18	US$ (2.57)
Goodwill amortization	**–**	0.04	0.05
Adjusted net income per common share	**US$ 2.91**	**US$ 1.22**	**US (2.52)**

VimpelCom recorded an impairment charge of US$ 5,467 in respect of other intangible assets as of December 2000 (Note 10).

10. Impairment Charges

Based upon a comprehensive review of long-lived assets, VimpelCom determined that as of December 2000, its telecommunications AMPS/D-AMPS network equipment in the Moscow license area and licenses from the vendor of the equipment were impaired. A marketing research study performed by VimpelCom indicated that the migration rate of subscribers from VimpelCom's AMPS/D-AMPS network to its GSM network had increased. Accordingly, revised revenue forecasts for the AMPS/D-AMPS network were based on a lower number of subscribers. VimpelCom recorded an impairment charge of US$ 66,467, including US$ 61,000 in respect of equipment and US$ 5,467 in respect of licenses classified as intangible assets in the accompanying consolidated balance sheets. These amounts represent an excess of the carrying amount of assets over their fair value. Fair value was determined as the present value of estimated future cash flows expected to result from the use of the assets. No impairment charges were recognized in 2002 or 2001.

11. Other Assets

Other assets consisted of the following at December 31:

	2002	2001
Software, at cost	**US$ 54,681**	US$ 23,321
Accumulated depreciation	**(10,867)**	(3,031)
	43,814	**20,290**
Prepayments to suppliers	**36,309**	24,813
Prepayment under forward agreement (Note 7)	**5,959**	–
Forward agreement (Note 7)	**3,583**	–
Equity investments	**1,556**	3,833
Other assets	**1,283**	812
	US$ 92,504	**US$ 49,748**

12. Bank Loans

Bank loans consisted of the following as of December 31:

	2002	2001
Sberbank – loan to VimpelCom	**US$ 50,100**	US$ 66,800
Sberbank – loan to Cellular Company	**–**	1,152
J.P. Morgan AG	**250,000**	–
Sberbank – loan to VimpelCom-Region	**39,380**	–
Gazbank	**2,211**	–
Other loans	**2,169**	–
	343,860	**67,952**
Less current portion	**(37,780)**	(17,852)
Total long-term bank loans	**US$ 306,080**	**US$ 50,100**

On April 28, 2000, Sberegatelny Bank of the Russian Federation ("Sberbank") provided a four-year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced to US$66,800. VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under the credit line in the total amount of US$66,800. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. The interest rate as at the date of signing was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2002, the interest rate was 11.5% per annum.

As of December 31, 2002, assets pledged as collateral against this credit line included certain items of telecommunications equipment and buildings in Moscow owned by VimpelCom with an approximate carrying amount of US$66,151 and US$14,974, respectively, all of VimpelCom's shares in MSS Start, 50% of shares in Bee-Line Samara, and promissory notes issued by VimpelCom to RTI Service-Svyaz with a nominal amount of 930,000 thousand rubles (US$29,264 at exchange rate as of December 31, 2002). The carrying amount of 50% of net assets of Bee-Line Samara in the accompanying consolidated balance sheet as of December 31, 2002 was US$6,818. The carrying amount of net assets of MSS Start in the accompanying consolidated balance sheet as of December 31, 2002 was US$2,732. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

The loan payable to Sberbank by Cellular Company denominated in US dollars bears interest of 4% per annum. The proceeds from the loan were used to open a stand-by letter of credit to secure certain liabilities of Cellular Company to Motorola Credit Corporation ("Motorola") under a lease agreement (Note 15). The loan was fully repaid as of December 31, 2002.

On April 26, 2002, the offering of 10.45% Loan Participation Notes ("Notes") issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on April 26, 2005. VimpelCom is to pay cash interest on the loan at the rate of 10.45% per annum from April 26, 2002, payable semi-annually on April 26 and October 26 of each year. Such interest payments commenced on October 26, 2002. As of December 31, 2002, interest in amount of US$4,718 was accrued. Gross issuance costs comprised US$6,569 and were included, net of related accumulated amortization of US$1,459, in unamortized debt issue costs in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. Under the loan agreement between VimpelCom and J.P. Morgan AG, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

In December 2002, Sberbank provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region has the right to draw down the entire amount before April 1, 2003. As of December 31, 2002, VimpelCom-Region's drawings under the credit line amounted to US$39,380. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The loan bears interest at an annual rate of 13%.

As of December 31, 2002, assets pledged as collateral against the loan from Sberbank to VimpelCom-Region included certain items of telecommunications equipment with an approximate carrying amount of US$49,606 and promissory notes issued by VimpelCom-Region to Cellular Company with a nominal amount of 1,551,602 thousand rubles (US$48,816 at exchange rate as of December 31, 2002).

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region's obligations under the loan from Sberbank for the total amount of US$36,000.

On December 20, 2002, Closed Joint Stock Company Commercial Bank Gazbank ("Gazbank") provided a one year, ruble denominated, loan of 21,000 thousand rubles (US$661 at exchange rate as of December 31, 2002) and a one year, US dollar denominated, loan of US$1,550 to Bee-Line Samara. As of December 31, 2002, drawings under the loans amounted to US$2,211. The loans should be repaid no later than December 22, 2003. The US dollar denominated loan bears interest at an annual rate of 14%. The ruble denominated loan bears interest at an annual rate of 26% and is subject to change by Gazbank. As of December 31, 2002, the interest rate for ruble denominated loan was 26% per annum.

As of December 31, 2002, assets pledged as collateral against the loans from Gazbank included certain items of telecommunications equipment with an approximate carrying value of US$3,579.

13. Senior Convertible Notes

On July 28, 2000, the offering of senior convertible notes registered with the SEC raised a total of US$70,320 (net of cost of issuance of US$4,680). Unamortised balance of debt issue costs of US$2,758 and US$3,618 was included in non-current assets in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, respectively.

The convertible notes will mature on July 28, 2005. Holders of the convertible notes may convert the notes into ADSs at any time after September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. VimpelCom is to pay cash interest on the convertible notes at the rate of 5.5% per annum from July 28, 2000, payable semi-annually on January 28 and July 28 of each. Such interest payments commenced on January 28, 2001. Unless previously converted or redeemed, VimpelCom is to repay the convertible notes at 135.41% of their principal amount, which represents a yield to maturity of 11% per annum compounded on a semi-annual basis. Amortization of discount on the notes and debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

The convertible notes are redeemable by VimpelCom starting from July 28, 2003 at their accreted value, plus accrued but unpaid cash interest and any additional amounts, if the market price of the ADSs on the New York Stock Exchange exceeds 140% of the conversion price during a period of 30 consecutive trading days.

Senior convertible notes were issued by VimpelCom B.V., a wholly-owned subsidiary of VimpelCom Finance B.V., which is a wholly-owned subsidiary of VimpelCom. VimpelCom B.V. is a company with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of senior convertible notes.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

14. Equipment Financing Obligations

Agreements between KBI and Alcatel

KBI entered into an agreement with Alcatel for the purchase and installation in four phases of mobile telecommunications GSM network equipment with a total contract value of US$135,000. In order to finance the transaction, KBI and Alcatel entered into a deferred payment agreement in the aggregate principal amount of US$113,242 plus interest (the "Alcatel Agreement"). In addition, Alcatel received shares of KBI's common stock representing the remaining 12% of the outstanding capital stock of KBI after giving effect to such issuance. These shares were valued at US$21,758 in accordance with the market value of the equipment and services to be provided, adjusted for put and call options attached to the issuance. As described in Note 4, on January 3, 2000, VimpelCom purchased the 12% of KBI shares held by Alcatel for US$29,536.

The Alcatel Agreement requires interest to be paid at the US dollar LIBOR rate plus 4.0% over a period to be determined by the timing of the initiation of the four different phases of the Alcatel Agreement. Financing of the contract by Alcatel provides for repayment of Phase 1 and Phase 2 to commence no later than four years from the date of the contract. For the first phase, initiated in 1996, two annexes have been signed. The first annex related to equipment valued at US$21,758 which was contributed in kind to the charter capital of KBI. The second annex related to a delivery of equipment valued at US$21,511 under the equipment financing agreement. For the second phase, initiated in 1997, one annex was signed for equipment valued at US$47,785. For the third phase, initiated in 1998, one annex was signed for equipment valued at EURO 20,389 thousand (US$21,485) acquired in 1999. The fourth phase, initiated in 1999, was signed for equipment valued at EURO 19,919 thousand (US$18,356) acquired in 2000.

Repayment of amounts due under the Alcatel Agreement for the first and second phases were to begin after a grace period of three years from the date of acceptance of the related equipment and services, however, this grace period was to expire no later than May 26, 2000. Principal and interest repayments are made in eight semi-annual installments beginning May 27, 2000.

On May 19, 2000, KBI and Alcatel signed the fifth amendment to the deferred payment agreement (the "Fifth Amendment"). The Fifth Amendment provides for the deferral of payment of the amount of EURO 15,936 thousand (US$13,857) in respect of future deliveries of equipment under the fourth phase of the agreement on the purchase and installation of mobile telecommunications network equipment. The liability accrues interest at the EURO six-month EURIBOR rate plus 9%. Principal repayments were to be made in two equal installments, no later than July 5, 2001 and December 15, 2001. Interest was to be repaid on the same dates in the full amount accrued as of the respective date. The Fifth Amendment changed the initial terms of payment under the fourth phase. Under the initial terms, payments in respect of future deliveries of equipment were to be made within 30 days after the delivery of equipment. As of December 31, 2002, all the equipment under the fourth phase was delivered and the principal and accrued interest were repaid on due dates.

On May 19, 2000, KBI and Alcatel signed the sixth amendment to the deferred payment agreement (the "Sixth Amendment"). The Sixth Amendment provided for the deferral of payment of the amount of US$15,000 under the second phase of the agreement on the purchase and installation of mobile telecommunications network equipment. The initial payment date under the second phase was May 27, 2000. The new payment date under the Sixth Amendment was September 1, 2000 and the entire amount was paid on due date. The interest was accrued and paid for the period of May 27, 2000 through September 1, 2000 at the US dollar six-month LIBOR rate plus 6.25%.

On May 19, 2000, KBI and Alcatel signed a new agreement on the purchase and installation in two phases (fifth and sixth phases) of mobile telecommunications GSM network equipment in the total value of EURO 26,135 thousand (US$27,180 at exchange rate as of December 31, 2002). Under the new agreement, further phases may be agreed. On May 19, 2000, an annex for the fifth phase was signed for the amount of EURO 7,135 thousand (US$7,420 at exchange rate as of December 31, 2002). On June 30, 2000, an annex for the sixth phase was signed for the amount of EURO 19,000 thousand (US$19,760 at exchange rate as of December 31, 2002).

On August 23, 2000, KBI and Alcatel signed the deferred payment agreement for the fifth phase. This agreement provides for the deferral of payment of the amount of EURO 5,566 thousand (US$5,789 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the fifth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than December 1, 2001. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fifth phase.

On September 7, 2000, KBI and Alcatel signed the deferred payment agreement for the sixth phase that provides for the deferral of payment of the amount of EURO 16,150 (US$16,796 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the sixth phase. This agreement was amended on January 10, 2001. The amount of deferred payments is divided in sub-phases 1, 2 and 3 in the amounts of EURO 12,828 thousand (US$13,341 at exchange rate as of December 31, 2002), EURO 1,700 thousand (US$1,768 at exchange rate as of December 31, 2002) and EURO 1,622 thousand (US$1,687 at exchange rate as of December 31, 2002), respectively. The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. The first installments under sub-phases 1, 2 and 3 were to become due no later than October 1, 2001, November 24, 2001 and January 30, 2002, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixth phase.

On December 20, 2000, KBI and Alcatel signed an annex for the seventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,000 thousand (US$7,277). On December 26, 2000, KBI and Alcatel signed the deferred payment agreement for the seventh phase. This agreement provides for the deferral of payment of the amount of EURO 6,800 thousand in respect of future deliveries of equipment under the seventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than February 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. On August 17, 2002, KBI and Alcatel agreed to accelerate the repayment. As of December 31, 2002, all the equipment was delivered under the seventh phase and all the principal and accrued interest were repaid.

On February 16, 2001, KBI and Alcatel signed an annex for the eighth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,769 thousand (US$9,120 at exchange rate as of December 31, 2002). On February 16, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighth phase. The eighth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 553 thousand (US$575 at exchange rate as of December 31, 2002), sub-phase 2 in the amount of EURO 1,147 thousand (US$1,193 at exchange rate as of December 31, 2002) and sub-phase 3 in the amount of EURO 5,754 thousand (US$5,984 at exchange rate as of December 31, 2002). The liability for all the three sub-phases will accrue interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than February 15, April 15 and April 30, 2002 for sub-phases 1, 2 and 3, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the equipment financing terms of the eighth phase.

On May 9, 2001, KBI and Alcatel signed an annex for the ninth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 thousand (US$8,840 at exchange rate as of December 31, 2002). On May 9, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the ninth phase. The ninth phase is divided in two sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,525 thousand (US$5,746 at exchange rate as of December 31, 2002) and sub-phase 2 in the amount of EURO 1,700 thousand (US$1,768 at exchange rate as of December 31, 2002). The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than June 14 and June 15, 2002 for sub-phases 1 and 2, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the ninth phase.

On June 22, 2001, KBI and Alcatel signed an annex for the tenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,570 thousand (US$8,913 at exchange rate as of December 31, 2002). On June 22, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the tenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,284 thousand (US$7,575 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the tenth phase. This agreement was amended on October 29, 2001. The amount of deferred payments is divided in sub-phases 1 and 2 in the amounts of EURO 6,946 thousand (US$7,224 at exchange rate as of December 31, 2002) and EURO 339 thousand (US$353 at exchange rate as of December 31, 2002), respectively. The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installments under sub-phases 1 and 2 were to become due six months after the acceptance of the related equipment, but no later than June 15 and July 1, 2002, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the tenth phase.

On July 20, 2001, KBI and Alcatel signed an annex for the eleventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 thousand (US$7,698). On July 20, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eleventh phase. This agreement provides for the deferral of payment of the amount of EURO 7,225 thousand in respect of future deliveries of equipment under the eleventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than July 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. On August 17, 2002, KBI and Alcatel agreed to accelerate the repayment. As of December 31, 2002, all the equipment was delivered under the eleventh phase and all the principal and accrued interest were repaid.

On November 5, 2001, KBI and Alcatel signed an annex for the thirteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$9,672 at exchange rate as of December 31, 2002). On November 5, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the thirteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$8,221 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the thirteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 25, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the thirteenth phase.

On November 12, 2001, KBI and Alcatel signed an annex for the fourteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$9,672 at exchange rate as of December 31, 2002). On November 12, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fourteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$8,221 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the fourteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 30, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fourteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the fifteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,190 thousand (US$14,758 at exchange rate as of December 31, 2002). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fifteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,061 thousand (US$12,543 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the fifteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than October 31, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fifteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the sixteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 15,040 thousand (US$15,642 at exchange rate as of December 31, 2002). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the sixteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,784 thousand (US$13,295 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the sixteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than January 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixteenth phase.

On March 27, 2002, KBI and Alcatel signed an annex for the seventeenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,376 thousand (US$14,951 at exchange rate as of December 31, 2002). On March 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the seventeenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,220 thousand (US$12,709 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the seventeenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than June 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the seventeenth phase.

On April 17, 2002, KBI and Alcatel signed an annex for the eighteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 11,646 thousand (US$12,112 at exchange rate as of December 31, 2002). On April 17, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighteenth phase. The eighteenth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,693 thousand (US$5,921 at exchange rate as of December 31, 2002), sub-phase 2 in the amount of EURO 2,208 thousand (US$2,296 at exchange rate as of December 31, 2002) and sub-phase 3 in the amount of EURO 1,998 thousand (US$2,078 at exchange rate as of December 31, 2002). The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 2.9%. The first installment for each sub-phase becomes due no later than June 15, 2003, May 1, 2003 and August 1, 2003, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the eighteenth phase.

On July 11, 2002, KBI and Alcatel signed an annex for the nineteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$12,480 at exchange rate as of December 31, 2002). On July 11, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the nineteenth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$10,608 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the nineteenth phase. The liability will accrue interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than August 28, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the nineteenth phase.

On August 27, 2002, KBI and Alcatel signed an annex for the twentieth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$12,480 at exchange rate as of December 31, 2002). On August 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the twentieth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$10,608 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the twentieth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than November 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the twentieth phase.

No deferral of payment under the twelve, twenty first, twenty second and twenty third phases was agreed between KBI and Alcatel.

In 2002, 2001 and 2000, interest of US$7,268, US$8,013 and US$8,117, respectively, was accrued under all agreements between KBI and Alcatel.

VimpelCom made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2002, telecommunications equipment received from Alcatel with the carrying amount of US$96,608 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed KBI's obligations under equipment financing agreements with Alcatel for the total amount of US$119,300.

Agreements between VimpelCom-Region and Alcatel

On August 31, 2001, VimpelCom-Region and Alcatel signed a frame contract for the supply of switching, radio and other telecommunications equipment (the "Frame Contract") and Indent 1 to the Frame Contract (Indent 1) for the amount of EURO 9,344 thousand (US$9,718 at exchange rate as of December 31, 2002).

On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,344 thousand (US$9,718 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 1. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. The initial payment date under Indent 1 was February 28, 2002, extended until August 31, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than December 31, 2001. In addition, interest payments were to be made on February 28, May 31, and August 31, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 1. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment is to be made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 1.

On September 21, 2001, VimpelCom-Region and Alcatel signed Indent 2 to the Frame Contract ("Indent 2") for the amount of EURO 9,000 thousand (US$9,360 at exchange rate as of December 31, 2002). On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,000 thousand (US$9,360 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 2. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. Initial principal repayment date was March 21, 2002, extended until September 21, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than January 21, 2002. In addition, interest payments were to be made on March 21, June 21, and September 21, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 2. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment is to be made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 2.

On September 16, 2002, VimpelCom-Region and Alcatel signed Indent 3 to the Frame Contract ("Indent 3") for the amount of EURO 9,500 thousand (US$9,880 at exchange rate as of December 31, 2002). On September 16, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 8,075 thousand (US$8,398 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 3. The liability will accrue interest at the EURO three-month EURIBOR rate plus 5%. Principal repayment is to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment shall be made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, the equipment in the amount of EURO 9,500 thousand was delivered under Indent 3.

On October 31, 2002, VimpelCom-Region and Alcatel signed Indent 5 to the Frame Contract ("Indent 5") for the amount of US$6,423. On October 31, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of US$5,460 in respect of future deliveries of equipment under Indent 5. The liability will accrue interest at the US dollar three-month LIBOR rate plus 5%. Principal repayment is to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment shall be made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, the equipment in the amount of EURO 1,106 thousand was delivered under Indent 5.

No deferral of payment under Indent 4 was agreed between VimpelCom-Region and Alcatel.

In 2002, 2001 and 2000, interest of US$952, US$9 and US$0, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel.

VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2002, telecommunications equipment received from Alcatel with the carrying amount of US$38,029 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region's obligations under equipment financing agreements with Alcatel for the total amount of EURO 13,800 thousand (US$14,352 at exchange rate as of December 31, 2002).

Agreements between VimpelCom-Region and Ericsson

On September 28, 2001, VimpelCom-Region and Ericsson signed a contract for delivery of GSM equipment (the "Supply Contract") and a purchase order under the Supply Contract for US$16,600. Under the contract, overdue amounts accrue interest at the US dollar LIBOR rate plus 3.5%. All the equipment under the Supply Contract was delivered before December 31, 2002.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a credit agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$16,600 (the "Credit Agreement"). VimpelCom-Region obtained financing under the Credit Agreement in January and February 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. The liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was repaid before December 31, 2002.

On January 9, February 5, July 15 and September 19, 2002, VimpelCom-Region and Ericsson Radio Systems AB ("Ericsson") signed four purchase orders under the Supply Contract for US$2,979, US$27,316, US$519 and US$7,698.

On August 21, 2002, VimpelCom-Region and Ericsson Credit AB signed second tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$70,000. The amount of the financing was subsequently reduced to US$45,642. VimpelCom-Region obtained financing under the Credit Agreement in 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. Initially the liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was payable on December 20, 2002. On December 20, 2002 Ericsson extended the payment date until June 20, 2003 and interest rate was changed to US dollar LIBOR rate plus 5%.

On December 20, 2002, VimpelCom-Region and Ericsson signed a purchase order under the Supply Contract for US$10,500. There were no supplies under this Purchase Order before December 31, 2002.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a pledge agreement. Under the pledge agreement, all the equipment received under the Supply Contract was pledged as security for obligations under the Credit Agreement. As of December 31, 2002, the carrying amount of the pledged equipment was US$51,407.

In 2002, 2001 and 2000, interest of US$1,596, US$67 and US$0, respectively, was accrued under all agreements between VimpelCom-Region and Ericsson.

VimpelCom-Region made all payments to Ericsson in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

Agreements between VimpelCom-Region and Technoserve

On May 16, 2002, VimpelCom-Region and LLC Technoserve A/S ("Technoserve") signed an agreement for delivery of GSM equipment for EURO 22,000 thousand (US$22,880 at exchange rate as of December 31, 2002). This agreement provides for the deferral of payment of the amount of EURO 18,700 thousand (US$19,448 at exchange rate as of December 31, 2002) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

Agreements between VimpelCom and Technoserve

On April 25, 2002, VimpelCom and Technoserve signed an agreement for delivery of GSM equipment for EURO 6,000 thousand (US$6,240 at exchange rate as of December 31, 2002). This agreement provides for the deferral of payment of the amount of EURO 5,100 thousand (US$5,304 at exchange rate as of December 31, 2002) in respect of the future deliveries of equipment.

The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

Agreements between VimpelCom and DataCom

On August 28, 2002, VimpelCom and Limited Liability Company General DataCom ("DataCom") signed an agreement for delivery of telecommunications equipment for US$15,000. This agreement provides for the deferral of payment of the amount of US$12,750 in respect of the future deliveries of equipment.

The liability will accrue interest at the US dollar six-month LIBOR rate plus 2%. The accrual of interest will start after the delivery of the last consignment of the equipment. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

Amounts outstanding in connection with VimpelCom's equipment financing obligation consisted of the following at December 31:

	2002	2001
Alcatel (agreements with KBI):		
Supplier credit facilities	**US$ 119,315**	US$ 90,855
Accrued interest	**2,343**	1,624
Alcatel (agreements with VimpelCom-Region):		
Supplier credit facilities	**23,877**	15,334
Accrued interest	**58**	9
Ericsson (agreements with VimpelCom-Region):		
Supplier credit facilities	**45,486**	16,600
Accrued interest	**74**	64
Technoserve A/S (agreements with VimpelCom-Region)		
Supplier credit facilities	**10,981**	–
Accrued interest	**12**	–
Technoserve A/S (agreements with VimpelCom)		
Supplier credit facilities	**4,002**	–
Accrued interest	**4**	–
DataCom (agreements with VimpelCom)		
Supplier credit facilities	**6,257**	–
Accrued interest	**–**	–
Other	**3,633**	–
	216,042	**124,486**
Less current portion	**(134,617)**	(68,290)
Total long-term equipment financing	**US$ 81,425**	**US$ 56,196**

Future payments under bank loans, senior convertible notes and supplier credit facilities are as follows:

2003	**US$ 176,268**
2004	**70,283**
2005	**374,313**
2006	**16,721**
2007	**12,995**
US$	**650,580**

15. Capital Lease Obligations

As of December 31, 2002, Cellular Company had obligations under lease agreements with Motorola of US$3,196. Equipment under the lease agreements was received by Cellular Company before it was acquired by VimpelCom-Region (Note 4). Under the lease agreements, the ownership of the leased assets is to be transferred to Cellular Company after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

As of December 31, 2002, Bee-Line Samara had obligations under lease agreements with Sberbankinveststroy of US$1,571. Equipment under the lease agreements was received by Bee-Line Samara before it was acquired by VimpelCom (Note 4). Under the lease agreements, the ownership of the leased assets is to be transferred to Bee-Line Samara after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

16. Shareholders' Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2002, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 ruble per share per year, and to receive a fixed liquidation value of .005 rubles per share in the event of VimpelCom's liquidation, to the extent there are sufficient funds available. As of December 31, 2002, this liquidation preference amounted to approximately US$2.2 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion. If Eco Telecom defaults on its capital contributions to VimpelCom-Region under the agreements dated May 30, 2001 (Note 1), VimpelCom has the right to purchase, and Eco Telecom has the obligation to sell, all or a portion of the preferred stock at a purchase price of .01 rubles per share. Pursuant to contractual arrangements with VimpelCom, all shares of preferred stock are subject to transfer restrictions until the fulfillment of the agreements dated May 30, 2001 (Note 1).

On December 1, 1998, VimpelCom and Telenor signed a Share Purchase Agreement under which Telenor agreed to acquire 8,902,201 newly-issued shares of VimpelCom's common stock for US$162,000, or US$18.19 per share (US$13.64 per ADS equivalent), plus interest at a rate of 4.25% per annum on unpaid amounts accruing from the date of VimpelCom shareholders' approval on January 29, 1999. Telenor made all required payments in accordance with the Share Purchase Agreement. The last payment of US$22,741 was made on January 5, 2000, which entitled Telenor to additional voting rights and other rights of a shareholder in respect of 1,202,201 shares.

Under the agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor's share in VimpelCom's total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom's stock option plan (see Note 23). These shares were held by VC ESOP N.V., a consolidated subsidiary of VimpelCom, (202,351 shares and 250,000 shares as of December 31, 2002 and 2001, respectively) and were treated as treasury shares in the accompanying consolidated financial statements.

On June 26, 2000, VimpelCom purchased 103,239 shares of its common stock for US$5,524.

On July 28, 2000, VimpelCom completed the offering of 3,643,675 shares (4,858,233 ADSs) of its common stock registered with the SEC, which included 3,118,675 newly issued shares (4,158,233 ADSs) raising US$79,372 (net of cost of issuance of US$8,177), 421,761 shares (562,348 ADSs) purchased from a former executive officer of VimpelCom at the gross offering price and 103,239 shares of treasury stock (137,652 ADSs). The amount of US$2,666 representing the excess of the cost of acquisition of the treasury stock over the proceeds from the sales of treasury stock was deducted from retained earnings in the accompanying consolidated financial statements. In a transaction exempt from registration under Securities Act of 1933, as amended, consummated concurrently with the offering, Telenor purchased 2,400,532 ADSs at the public offering price.

On June 23, 2000, VimpelCom entered into a US$50,000 working capital bridge facility with Telenor and made drawings for the full amount of the facility. The interest rate on the facility was six-month US dollar LIBOR rate plus 3% per annum, and structuring and facility fees amounted to US$800. VimpelCom was required to repay the facility in full prior to the closing of the offering of its equity securities, and Telenor was required to use the funds received from such repayment to purchase VimpelCom's equity securities at the public offering price in transactions that were exempt from registration. The total amount of borrowings plus accrued interest of US$320 and structuring and facility fees of US$800 was repaid to Telenor on July 28, 2000. Accordingly, structuring and facility fees of US$800 were included in the cost of issuance of common stock.

As of December 31, 2002 and 2001, 2,080,926 shares (2,774,568 ADSs) of VimpelCom's common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that are intended to be used to satisfy the conversion obligations under the convertible notes (Note 13). VimpelCom does not own directly or indirectly any shares of VC Limited. However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes. In addition, VimpelCom Finance B.V., a wholly-owned subsidiary of VimpelCom, has a call option on the shares of VC Limited exercisable after redemption or conversion of all outstanding convertible notes. As of December 31, 2002 and 2001, the assets of VC Limited primarily consisted of shares of VimpelCom's common stock with the cost of US$57,600 and US$57,600, respectively. The liabilities of VC Limited primarily consisted of a loan due to VimpelCom B.V., a subsidiary of VimpelCom Finance B.V., in the amount of US$62,001 and US$58,842 as of December 31, 2002 and 2001, respectively. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2002 and 2001. Expenses of VC Limited for the years ended December 31, 2002, 2001 and 2000 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$3,159, US$2,807 and US$1,228, respectively. VC Limited had no other material revenues or expenses for each of the three years in the period ended December 31, 2002. VimpelCom believes that it has no material exposure to loss as a result of its involvement with VC Limited.

On October 8, 2001, VimpelCom purchased 3,744 shares of its common stock for US$75. On November 5, 2001, all of these shares were sold to Telenor for US$75.

On November 5, 2001, VimpelCom issued 5,150,000 shares of common stock (6,866,667 ADS) to Eco Telecom, raising US$92,197 (net of cost of issuance of US$10,803).

In 2002, VimpelCom sold 47,649 shares of its common stock for US$1,917. The excess of the proceeds over the cost of treasury shares sold in the amount of US$965 was allocated to additional paid-in capital in the accompanying consolidated financial statements.

Each outstanding share of VimpelCom's common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom's liquidation, to receive part of VimpelCom's assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2002. As of December 31, 2002, VimpelCom's retained earnings distributable under Russian legislation were US$36,045 at the official year-end exchange rate.

As of December 31, 2002, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$1,367.

17. VimpelCom-Region

Under the agreements on investments in VimpelCom-Region, dated May 2001, by and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor, VimpelCom contributed US$103,000 as equity to VimpelCom-Region (Note 1). In addition, Eco Telecom was to invest a total of US$117,000 of equity directly into VimpelCom-Region in two equal tranches, in November 2002 and November 2003. Telenor and VimpelCom had options, either collectively or individually, to invest up to an aggregate of US$117,000 directly in VimpelCom-Region simultaneously with each of Eco Telecom's contributions.

On December 3, 2001, VimpelCom-Region sold to Eco Telecom 1,323 newly issued shares of convertible voting preferred stock of VimpelCom-Region for a purchase price of approximately US$0.4. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .01 ruble per share per year, and to receive a fixed liquidation value of 20 rubles per share in the event of VimpelCom-Region's liquidation, to the extent there are sufficient funds available. As of December 31, 2002, this liquidation preference amounted to approximately US$0.8 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock, but no later than April 1, 2050, upon an official registration of common stock issue. There is no premium payable on conversion. In accordance with the agreements on investments in VimpelCom-Region, dated May 30, 2001, the shares of preferred stock should be re-distributed between Eco Telecom, VimpelCom and Telenor upon equity contributions to VimpelCom-Region in order to maintain certain percentage of the parties in the voting capital stock of VimpelCom-Region. Upon the fulfillment of the agreements dated May 30, 2001, the shares of preferred stock shall be converted into common stock.

In addition, on December 3, 2001, VimpelCom sold to Eco Telecom one share of common stock of VimpelCom-Region for a purchase price of US$40.

On May 15, 2002, the annual shareholders' meeting of VimpelCom approved the following changes to the agreements on investments in VimpelCom-Region, dated May 30, 2001.

VimpelCom converted its options to purchase newly issued shares of VimpelCom-Region into an obligation and accelerated this obligation to November 2002, and Telenor accelerated its corresponding options to November 2002, in each case, subject to extension in certain instances. Eco Telecom's investments in VimpelCom-Region were scheduled as required under the original agreements dated May 30, 2001: US$58,480 in November 2002 and US$58,520 in November 2003, with each date subject to extension in certain cases, unless Eco Telecom chooses to accelerate all or a portion of its third tranche investment.

VimpelCom committed to provide VimpelCom-Region with a combination of secured loans, guarantees and leases of equipment and other assets with a total value of up to US$92,000, and with unsecured credits of up to US$30,000, with terms up to six years.

To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VimpelCom-Region's five-year funding plan, VimpelCom-Region will give each of its shareholders the right to contribute to its capital the amount of cash necessary to make up the funding shortfall on a pro rata basis. If any shareholder does not exercise its right to make such capital contribution in full, the other shareholders which fully contribute their pro rata amount will have the right to contribute all or a portion of such non-contributing shareholder's capital contribution on a pro rata basis. The shareholders of VimpelCom-Region further agreed to vote in favor of, and take all actions necessary to effect the issuance of VimpelCom-Region ordinary shares in connection with such capital contribution; provided that such obligation will not be applicable if the aggregate amount of the additional funds raised by VimpelCom-Region (excluding the capital increases in connection with the second and third closings in November 2002 and November 2003, respectively) exceeds US$300,000.

VimpelCom-Region's Board of Directors was disbanded as part of the unified management structure of VimpelCom and VimpelCom-Region.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VimpelCom-Region's common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region's preferred stock to Telenor and VimpelCom, respectively, at a price of 20 rubles per share. The closing represents the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended. Following the completion of this investment tranche, VimpelCom's interest in VimpelCom-Region became 64.99%.

As of December 31, 2002, issued and outstanding common stock of VimpelCom-Region comprised 8,355 shares.

Capital contributions of Eco Telecom and Telenor in VimpelCom-Region exceeded 35.01% of net assets of VimpelCom-Region after the contributions by US$23,073. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom for the year ended December 31, 2002.

18. Income Taxes

The Russian Federation was the only tax jurisdiction in which VimpelCom's income was subject to taxation.

On August 5, 2000, the Profits tax law was amended to allow local authorities to increase the statutory tax rate by up to 5%. On November 29, 2000, the authorities of the city of Moscow enacted an increase in the statutory tax rate from 30% to 35% effective January 1, 2001.

On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2002	2001	2000
Current income taxes	US$ 58,324	US$ 28,509	US$ 1,333
Deferred taxes	(8,385)	(9,970)	(15,676)
	US$ 49,939	**US$ 18,539**	**US$ (14,343)**

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the statutory tax rates of 30% (from January 1, 2000 through December 31, 2000), 35% (from January 1, 2001 through December 31, 2001) and 24% (from January 1, 2002 through December 31, 2002) for the years ended December 31 is as follows:

	2002	2001	2000
Income tax expense (benefit) computed on income before taxes at statutory tax rate	US$ 42,647	US$ 23,046	US$ (27,630)
Effect of investment incentive deductions	–	(16,460)	(1,472)
Effect of non-deductible expenses and other permanent differences	6,528	16,460	13,152
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	764	1,289	(1,052)
Effect of changes in tax rate	–	(5,796)	2,659
Income tax expense (benefit) reported in accompanying consolidated financial statements	**US$ 49,939**	**US$ 18,539**	**US$ (14,343)**

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2002	2001
Deferred tax assets:		
Accrued operating and interest expenses	US$ 5,192	US$ 15,587
Deferred revenue	9,868	3,778
Bad debts, net of revenue accrual	2,599	–
Loss carry-forwards	5,736	6,114
	23,395	25,479
Valuation allowance	(7,532)	(6,768)
	15,863	18,711
Deferred tax liabilities:		
Revenue accrual, net of bad debts	–	9,771
Non-current assets	33,854	18,214
Forward agreement	1,494	–
	35,348	27,985
Net deferred tax liabilities	19,485	9,274
Add current deferred tax assets	15,742	8,940
Total long-term net deferred tax liability	**US$ 35,227**	**US$ 18,214**

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

For Russian income tax purposes, VimpelCom has accumulated tax losses incurred in 2000, 2001 and 2002, which may be carried forward for use against future income. Its use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the rouble. As of December 31, 2002, for Russian income tax purposes, VimpelCom had tax losses available to carry forward of approximately US$ 23,898 expiring as follows:

December 31, 2010	US$ 3,753
December 31, 2011	1,662
December 31, 2012	18,483

19. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000:

Balance as of December 31, 1999	US$ 5,910
Provision for bad debts	21,778
Accounts receivable written off	(20,709)
Balance as of December 31, 2000	6,979
Provision for bad debts	16,088
Accounts receivable written off	(14,469)
Balance as of December 31, 2001	8,598
Provision for bad debts	25,408
Accounts receivable written off	(21,090)
Balance as of December 31, 2002	**US$ 12,916**

The provision for bad debts included in the accompanying consolidated statements of operations is net of related value-added taxes of US$ 4,235, US$ 2,682 and US$ 3,630 for the years ended December 31, 2002, 2001 and 2000, respectively.

20. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due from related parties, which are equity investees, except for Telenor Russia AS, which is not an equity investees, consisted of the following as of December 31:

	2002	2001
Telenor Russia AS	US$ –	US$ 940
Bee-Line Togliatti	1,411	–
Other	672	11
	US$ 2,083	**US$ 951**

As of December 31, 2001, the amount due from Telenor Russia AS, a company registered in Norway and affiliated with Telenor, represents advances issued under the contract for supply of computer hardware and software.

The amount due from Bee-Line Togliatti, a 50%-owned investee of Bee-Line Samara, mainly represents accounts receivable under the contract for telecommunications services.

Balances due to related parties consisted of the following as of December 31:

	2002	2001
Bee-Line Togliatti	US$ 1,823	US$ –
Telenor Invest AS	999	–
Telenor Mobile Communication AS	395	–
Telenor Russia AS	342	340
FinMark Strategy Partners LLC	173	181
Other	382	362
	US$ 4,114	**US$ 883**

On June 30, 2000, the Board of Directors of VimpelCom approved a transaction with one of executive officers of VimpelCom (the "Executive Officer"). According to the agreement, VimpelCom was obliged to pay remuneration to the Executive Officer for the pledge of shares of VimpelCom's common stock as a collateral for borrowings under the credit line from Sberbank. The remuneration was calculated as 2% of the outstanding amount of borrowings under the credit line. Total remuneration accrued and included in interest expense in the accompanying consolidated statements of operations for the years ended December 31, 2001 and 2000 was US$171 and US$1,119, respectively. The remuneration was paid to Executive Officer in two installments, in February and July 2001. In 2001, the shares of VimpelCom's common stock were released from the pledge.

The amount due to Bee-Line Togliatti mainly represents accounts payable under the contract for maintenance of telecommunications equipment.

The amounts due to Telenor Invest AS and Telenor Mobile Communication AS, companies registered in Norway and affiliated with Telenor, represent accounts payable by Extel for services under consultancy and other agreements.

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement ("Telenor Service Obligation Agreement"). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000 amounted to US$774, US$525 and US$672, respectively. As of December 31, 2002 and 2001, the liability to Telenor Russia AS amounted to US$205 and US$340, respectively.

On July 6, 2000, VimpelCom and AXF Consulting LLC, a US company controlled by a director of VimpelCom, signed a Service Obligation Agreement, with an amendment concluded in May 2001. In October 2001, AXF Consulting LLC changed its name to FinMark Strategy Partners LLC ("FinMark"). In accordance with the Service Obligation Agreement, FinMark provides advising and consulting services to VimpelCom. The total cost in respect of the Service Obligation Agreement recorded in the accompanying consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 amounted to US$690, US$1,288 and US$804, respectively. As of December 31, 2002 and 2001, the liability to FinMark was US$173 and US$181, respectively. In accordance with an agreement between VimpelCom and FinMark, VimpelCom will pay a fixed service fee to FinMark until December 31, 2003. The amount of the fee is US$575 per annum, net of all applicable taxes. If the personnel accepted under the agreement ceases to have the status as a director of the Board of VimpelCom, then VimpelCom will have the right to suspend the services under the agreement and withhold a pro rata portion of the annual fee. In May 2002, the personnel accepted under the agreement ceased to have the status as a director of the Board of VimpelCom.

21. Earnings per Share

Net income (loss) per common share for all periods presented has been determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Net income (loss) per share of common stock has been adjusted by a factor of 1.33 to determine net income per ADS equivalent as each ADS is equivalent to three-quarters of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Numerator:			
Net income (loss)	US$ 129,552	US$ 47,301	US$ (77,801)
Denominator:			
Denominator for basic earnings per share – weighted average shares	38,014	33,642	30,264
Effect of dilutive securities:			
Convertible preferred stock	6,426	6,426	–
Employee stock options	49	–	–
Denominator for diluted earnings per share – assumed conversions	**US$ 44,489**	**US$ 40,068**	**US$ 30,264**
Basic net income (loss) per common share	**US$ 3.41**	**US$ 1.41**	**US$ (2.57)**
Diluted net income (loss) per common share	**US$ 2.91**	**US$ 1.18**	**US$ (2.57)**

The following items were not included in the computation of earnings per share assuming dilution because they would not have a dilutive effect for the periods presented in the accompanying consolidated financial statements: senior convertible notes for the years ended December 31, 2002, 2001 and 2000, employee stock options for the years ended December 31, 2001 and 2000, convertible preferred stock for the year ended December 31, 2000.

22. Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the "Regions"). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom's services compared to the Regions.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Year ended December 31, 2002

	Moscow License Area	Regions	Total
Total operating revenues from external customers	US$ 698,674	US$ 80,970	US$ 779,644
Total intersegment revenues	19,755	7,043	26,798
Depreciation and amortization	86,367	11,325	97,692
Operating income (loss)	238,477	(12,928)	225,549
Interest income	8,110	381	8,491
Interest expense	44,208	4,425	48,633
Income (loss) before income taxes and minority interest	199,759	(21,975)	177,784
Income tax expense	49,112	827	49,939
Net income (loss)	150,644	(23,192)	127,452
Segment assets	1,411,948	532,492	1,944,440
Goodwill	13,010	15	13,025
Expenditures for long-lived assets	331,593	256,230	587,823

Year ended December 31, 2001

	Moscow License Area	Regions	Total
Total operating revenues from external customers	US$ 416,936	US$ 10,960	US$ 427,896
Total intersegment revenues	3,451	1,013	4,464
Impairment of long-lived assets	–	–	–
Depreciation and amortization	59,266	2,104	61,370
Operating income (loss)	94,363	(6,695)	87,668
Interest income	5,731	2	5,733
Interest expense	26,528	337	26,865
Income (loss) before income taxes and minority interest	73,273	(7,089)	66,184
Income tax expense (benefit)	18,629	(90)	18,539
Net income (loss)	55,049	(6,981)	48,068
Segment assets	888,753	162,106	1,050,859
Goodwill	13,010	–	13,010
Expenditures for long-lived assets	165,926	101,739	267,665

Year ended December 31, 2000

	Moscow License Area	Regions	Total
Total operating revenues from external customers	US$ 285,437	US$ 236	US$ 285,673
Total intersegment revenues	154	–	154
Impairment of long-lived assets	66,467	–	66,467
Depreciation and amortization	60,021	1	60,022
Operating loss	(73,477)	(2,087)	(75,564)
Interest income	4,039	–	4,039
Interest expense	21,089	–	21,089
Loss before income taxes and minority interest	(91,071)	(2,095)	(93,166)
Income tax benefit	(14,343)	–	(14,343)
Net loss	(77,000)	(2,095)	(79,095)
Segment assets	701,050	4,069	705,119
Goodwill	12,699	–	12,699
Expenditures for long-lived assets	105,018	3,589	108,607

A reconciliation of VimpelCom's total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2002	2001	2000
Total operating revenues from external customers for reportable segments	**US$ 779,644**	US$ 427,896	US$ 285,673
Total intersegment revenues for reportable segments	**26,798**	4,464	154
Elimination of intersegment revenues	**(26,798)**	(4,464)	(154)
Total consolidated operating revenues	**US$ 779,644**	**US$ 427,896**	**US$ 285,673**

Net income (loss)

	2002	2001	2000
Total net income (loss) for reportable segments	**US$ 127,452**	US$ 48,068	US$ (79,053)
Elimination of intersegment net income (loss)	**2,100**	(767)	1,252
Net income (loss)	**US$ 129,552**	**US$ 47,301**	**US$ (77,801)**

Assets

	December 31, 2002	December 31, 2001
Total assets for reportable segments	**US$ 1,944,440**	US$ 1,050,859
Elimination of intercompany receivables	**(251,696)**	(125,053)
Total consolidated assets	**US$ 1,692,744**	**US$ 925,806**

Other significant items:

Year ended December 31, 2002

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	US$ 97,692	US$ (275)	US$ 97,417
Operating income	225,549	(757)	224,792
Interest income	8,491	(1,322)	7,169
Interest expense	48,633	(2,047)	46,586
Income before income taxes and minority interest	177,784	(87)	177,697
Income tax expense	49,939	–	49,939
Expenditures for long-lived assets	587,823	(9,507)	578,316

Year ended December 31, 2001

	Segment Totals	Adjustments	Consolidated Total
Impairment of long-lived assets	US$ –	US$ –	US$ –
Depreciation and amortization	61,370	(64)	61,306
Operating income	87,668	(518)	87,150
Interest income	5,733	–	5,733
Interest expense	26,865	–	26,865
Income before income taxes and minority interest	66,184	(337)	65,847
Income tax expense	18,539	–	18,539
Expenditures for long-lived assets	267,665	(12,656)	255,009

Year ended December 31, 2000

	Segment Totals	Adjustments	Consolidated Totals
Impairment of long-lived assets	US$ 66,467	US$ –	US$ 66,467
Depreciation and amortization	60,022	–	60,022
Operating loss	75,564	(1,068)	74,496
Interest income	4,039	–	4,039
Interest expense	21,089	–	21,089
Loss before income taxes and minority interest	93,166	(1,067)	92,099
Income tax benefit	14,343	–	14,343
Expenditures for long-lived assets	108,607	882	109,489

23. Stock Option Plan

VimpelCom's 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom's common stock.

The following table summarizes the activity for the plan.

	Number of Options		
	2002	2001	2000
Options outstanding, beginning of year	244,125	231,375	–
Options granted	3,000	28,500	231,375
Options exercised	(94,250)	–	–
Options forfeited	(4,500)	(15,750)	–
Options outstanding, end of year	**148,375**	**244,125**	**231,375**
Options exercisable, end of year	**138,239**	**137,813**	**–**

No options expired in the years ended December 31, 2002 and 2001. The exercise price for all the options granted is US$ 23.60 per share (US$ 17.70 per ADS equivalent). No compensation expense was recognized in the years ended December 31, 2001 and 2000, because the exercise price of VimpelCom's employee stock options exceeded the market price of the underlying stock on the dates of grant. The weighted average grant-date fair value of options granted during the years ended December 31, 2002, 2001 and 2000 were US$ 20.33 (US$ 15.25 per ADS equivalent), US$ 11.63 (US$ 8.72 per ADS equivalent) and US$ 13.36 (US$ 10.02 per ADS equivalent), respectively.

The options granted vest at varying rates over one to three year periods. If certain events provided for in 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

All the options granted expire in December 2004. VimpelCom can accelerate the expiration date. As of December 31, 2002, the weighted average contractual life of outstanding options was two years. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options in the year ended December 31, 2002 required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$ 4,085 in the year ended December 31, 2002.

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

	2002	**2001**	**2000**
Risk-free interest rate	**1.4%**	3.1%	4.3%
Expected dividends yield	**0.0%**	0.0%	0.0%
Volatility factor of expected market price of VimpelCom's common stock	**1.002**	1.070	1.172
Weighted average expected life of the options (years)	**2.0**	2.0	2.3

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

24. Contingencies

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2002 and previous years which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management's best estimate. Management's estimate of the amount of potential liabilities that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements could be up to approximately US$7,500. Management believes that it is not probable that the ultimate outcome of such matters would result in a liability.

As of December 31, 2002, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on the VimpelCom's ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom's ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom's AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Resolution No. 642, dated June 5, 1994, of the Government of the Russian Federation defines the circumstances under which a license may be revoked. Under this resolution, grounds for termination are both broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2002, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

VimpelCom's AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

25. Quarterly Financial Data (Unaudited)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2002 and 2001 (US dollars in thousands, except per share data):

	March 31	June 30	September 30	December 31	Year
2002					
Net operating revenues	**US$ 145,060**	**US$ 173,381**	**US$ 221,077**	**US$ 228,978**	**US$ 768,496**
Operating income	**44,320**	**49,876**	**76,136**	**54,460**	**224,792**
Net income	**28,046**	**21,941**	**40,487**	**39,078**	**129,552**
Net income per common share – basic	**0.74**	**0.58**	**1.06**	**1.03**	**3.41**
Net income per common share – diluted	**0.63**	**0.49**	**0.91**	**0.88**	**2.91**
2001					
Net operating revenues	US$ 79,743	US$ 94,679	US$ 114,098	US$ 134,082	US$ 422,602
Operating income	13,981	20,643	25,459	27,067	87,150
Net income	5,126	9,414	13,915	18,846	47,301
Net income per common share – basic	0.16	0.29	0.42	0.52	1.41
Net income per common share – diluted	0.13	0.24	0.35	0.44	1.18

The aggregate effect of adjustments recorded in the three-month period ended December 31, 2002 and relating to the nine-month period ended September 30, 2002 was US$ 5,296 and US$ 4,025 decrease in operating income and net income, respectively.

26. Subsequent Events

Purchase of StavTeleSot

In January 2003, VimpelCom-Region acquired 90% of common stock of Open Joint Stock Company StavTeleSot, a cellular operator in the Stavropol region, for US$38,400.

Equipment Financing Obligations

On January 10, 2003, VCR and Ericsson signed a purchase order under the Supply Contract for US$11,493. VCR expects to finance the delivery of equipment under the purchase order with a credit from Ericsson Credit AB.

On January 15, 2003, VimpelCom, Nordea Bank Sweden AB and Bayerische Hypo- und Vereinsbank AG signed a credit agreement ("Nordea Bank Credit Agreement") on the financing of the delivery of equipment under the Supply Contract in the amount of US$35,700. The liability under this credit agreement will accrue interest at the US dollar LIBOR rate plus 0.7% per annum.

On January 15, 2003, VimpelCom and Nordea Bank Sweden AB signed a pledge agreement. Under the pledge agreement, all the equipment received under the Supply Contract and financed by Nordea Bank Credit Agreement will be pledged as security for obligation under the Nordea Bank Credit Agreement.